Filed Pursuant to General

Instruction II.L. of Form F-10;
File No. 333-114648
Prospectus Supplement
To Base Shelf Prospectus dated April 20, 2004

$95,000,000

Fairfax Financial Holdings Limited

7 3/4% Senior Notes Due 2012

      Fairfax Financial Holdings Limited is offering $95 million aggregate principal amount of 7 3/4% senior notes due 2012. The notes represent a further issuance of the 7 3/4% senior notes due 2012 previously issued by us in an aggregate principal amount of $171,483,000. The notes issued hereby and the 7 3/4% senior notes due 2012 previously issued by us will bear the same CUSIP number and will constitute a single series of our debt securities.

      Interest on the notes will be paid semi-annually in arrears on April 30 and October 31 of each year, beginning on November 1, 2004, being the first business day following October 31, 2004. The notes will mature on April 26, 2012.

      The notes will be our senior unsecured obligations and will rank equally with all of our other unsecured unsubordinated indebtedness from time to time outstanding.

     Investing in the notes involves risks. See “Risk Factors” beginning on page S-11 of this prospectus supplement and on page 6 of the accompanying base shelf prospectus.

	Per Note	Total

Public offering price(1)	97.250%	$92,387,500

Underwriting commission	0.750%	$712,500

Proceeds to Fairfax before expenses	96.500%	$91,675,000

(1)	Plus accrued interest from April 29, 2004.

      The underwriters expect to deliver the notes to investors on or about August 27, 2004 only in book-entry form through the facilities of The Depository Trust Company.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying base shelf prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

      We are permitted to prepare this prospectus supplement and the accompanying base shelf prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements in accordance with Canadian generally accepted accounting principles, and are subject to Canadian auditing and auditor independence standards. Our financial statements may not be comparable to financial statements of U.S. companies.

      Owning the securities may subject you to tax consequences both in the United States and Canada. This prospectus supplement and the accompanying base shelf prospectus may not describe these tax consequences fully. You should read the tax discussion in this prospectus supplement.

      Your ability to enforce civil liabilities under the U.S. federal securities laws may be affected adversely because we are incorporated in Canada, most of our officers and directors and certain of the experts named in this prospectus supplement and the accompanying base shelf prospectus are Canadian residents and many of our assets are located in Canada.

Banc of America Securities LLC

August 24, 2004

TABLE OF CONTENTS

Prospectus Supplement

About this Prospectus Supplement	S-3
Presentation of Our Financial Information	S-3
Exchange Rate Data	S-4
Forward-Looking Statements	S-4
Summary	S-6
Risk Factors	S-11
Use of Proceeds	S-14
Capitalization	S-15
Credit Ratings	S-17
Description of the Notes	S-18
Earnings Coverage Ratios	S-26
Certain Income Tax Considerations	S-27
Underwriting	S-30
Documents Incorporated by Reference	S-31
Legal Matters	S-31
Experts	S-32

Prospectus

Enforceability of Certain Civil Liabilities	2
Presentation of Our Financial Information	2
Exchange Rate Data	3
Forward-Looking Statements	3
The Company	5
Risk Factors	6
Use of Proceeds	15
Insurance Regulatory Matters	15
Description of Debt Securities	24
Description of Subordinate Voting Shares and Preferred Shares	37
Description of Warrants	41
Description of Share Purchase Contracts	44
Description of Units	44
Plan of Distribution	45
Earnings Coverage Ratios	46
Certain Income Tax Considerations	46
Documents Incorporated by Reference	47
Legal Matters	48
Experts	48
Auditors, Transfer Agent and Registrar	48
List of Documents Filed with the SEC	48

ABOUT THIS PROSPECTUS SUPPLEMENT

      This document is in two parts. The first part is this prospectus supplement, which describes the terms of the notes that we are currently offering. The second part is the accompanying base shelf prospectus, which gives more general information, some of which may not apply to the notes that we are currently offering. Generally, the term “prospectus” refers to both parts combined.

      You should read this prospectus supplement along with the accompanying base shelf prospectus. You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying base shelf prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should not assume that the information provided by this prospectus supplement or the accompanying base shelf prospectus is accurate as of any date other than the date on the front of these documents. Our business, financial condition, results of operations and prospects may have changed since those dates. The notes are being offered only in jurisdictions in which offers and sales are permitted.

      If the information varies between this prospectus supplement and the accompanying base shelf prospectus, the information in this prospectus supplement supercedes the information in the accompanying base shelf prospectus.

PRESENTATION OF OUR FINANCIAL INFORMATION

      As the majority of our operations are in the United States or conducted in U.S. dollars, effective December 31, 2003, we report our consolidated financial statements in U.S. dollars in order to provide more meaningful information to users of our financial statements. Unless otherwise indicated, historical financial information contained in this prospectus supplement and the accompanying base shelf prospectus and in our audited consolidated financial statements for the year ended December 31, 2003, our unaudited interim consolidated financial statements for the six months ended June 30, 2004 and our management’s discussion and analysis for such financial statements, each incorporated by reference in this prospectus supplement and the accompanying base shelf prospectus, has been reported in U.S. dollars based on currency exchange rates in effect during the period being restated. All other financial information incorporated by reference in this prospectus supplement and the accompanying base shelf prospectus has been presented in Canadian dollars. In this prospectus supplement and the accompanying base shelf prospectus, except where otherwise indicated, all dollar amounts are expressed in U.S. dollars, references to “$” and “dollars” are to U.S. dollars, and references to “Cdn$” are to Canadian dollars.

      Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada, or Canadian GAAP, which differ from generally accepted accounting principles in the United States, or U.S. GAAP. For a discussion of the material differences between Canadian GAAP and U.S. GAAP as they relate to our financial statements, see note 19 to our audited consolidated financial statements for the year ended December 31, 2003 and note 6 to our unaudited interim consolidated financial statements for the six months ended June 30, 2004 incorporated by reference into this prospectus supplement and the accompanying base shelf prospectus.

EXCHANGE RATE DATA

      The following table sets forth, for each period indicated, the low and high exchange rates for Canadian dollars expressed in U.S. dollars, the exchange rate at the end of such period and the average of such exchange rates for each day during such period, based on the inverse of the noon buying rate in The City of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York:

		Year Ended December 31,
	Six Months Ended
	June 30, 2004	1999	2000	2001	2002	2003

Low	0.7158	0.6535	0.6410	0.6241	0.6200	0.6349
High	0.7880	0.6925	0.6969	0.6697	0.6619	0.7738
Period End	0.7459	0.6925	0.6669	0.6279	0.6329	0.7738
Average	0.7468	0.6730	0.6732	0.6457	0.6368	0.7136

      On August 24, 2004, the inverse of the noon buying rate was $0.7664 = Cdn$1.00.

FORWARD-LOOKING STATEMENTS

      Any statements made by us or on our behalf may include forward-looking statements that reflect our current views with respect to future events and financial performance. The words “believe,” “anticipate,” “project,” “expect,” “plan,” “intend,” “predict,” “estimate,” “will likely result,” “will seek to” or “will continue” and similar expressions identify forward-looking statements. These forward-looking statements relate to, among other things, our plans and objectives for future operations and underwriting profits. We caution readers not to place undue reliance on these forward-looking statements, which speak only as of their dates. We are under no obligation to update or alter such forward-looking statements as a result of new information, future events or otherwise. These forward-looking statements are subject to uncertainties and other factors that could cause actual results to differ materially from such statements. These uncertainties and other factors, which we describe in more detail elsewhere in this prospectus supplement and the accompanying base shelf prospectus, or in documents incorporated by reference in this prospectus supplement and the accompanying base shelf prospectus, include, but are not limited to:

•	a reduction in net income if our loss reserves are insufficient;

•	underwriting losses on the risks we insure that are higher or lower than expected;

•	insufficient reserves for asbestos, environmental and other latent claims;

•	the lowering or loss of one of our subsidiaries’ financial or claims-paying ability ratings;

•	an inability to realize our investment objectives;

•	changes in economic conditions, including interest rates and the securities markets, which could affect our investment portfolio;

•	exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements;

•	exposure to credit risk in the event our insureds fail to pay premiums that are owed to us or fail to reimburse us for deductibles that are paid by us on their behalf;

•	the occurrence of catastrophic events with a frequency or severity exceeding our estimates;

•	a decrease in the level of demand for our subsidiaries’ reinsurance or insurance products, or increased competition in the insurance industry;

•	the cycle of the insurance market, which can determine our and our competitors’ premium rates and capacity to write new business;

•	our inability to obtain reinsurance coverage at reasonable prices or on terms that adequately protect us;

•	the timing of loss payments being faster or the receipt of reinsurance recoverables being slower than anticipated by us;

•	our dependence on independent brokers over whom we exercise little control;

•	adverse fluctuations in foreign currency exchange rates;

•	assessments and shared market mechanisms, which can adversely affect our U.S. insurance subsidiaries;

•	our failure to realize future income tax assets;

•	loss of key employees;

•	the influence exercisable by our controlling shareholder;

•	the passage of legislation subjecting our businesses to additional supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate;

•	our inability to obtain required levels of capital on favorable terms, if at all;

•	our inability to access our subsidiaries’ cash;

•	the failure of any of the loss limitation methods we employ;

•	an impairment in the value of our goodwill; and

•	risks associated with implementing our business strategies.

      See “Risk Factors” in this prospectus supplement and in the accompanying base shelf prospectus for a further discussion of these risks and uncertainties.

SUMMARY

      This brief summary highlights selected information from this prospectus supplement. It may not contain all of the information that is important to you. We urge you to carefully read and review the entire prospectus supplement and accompanying base shelf prospectus and the documents incorporated by reference in such documents, including our historical financial statements for the year ended December 31, 2003 and the six months ended June 30, 2004 and the notes to those financial statements. You should read “Risk Factors” beginning on page S-11 of this prospectus supplement and page 6 of the accompanying base shelf prospectus for more information about important factors that you should consider before making an investment decision.

      Unless the context otherwise requires or it is otherwise stated, the terms “Fairfax,” “Company,” “we,” “us” and “our” refer to Fairfax Financial Holdings Limited and its subsidiaries; the term “TIG” refers to TIG Holdings, Inc., our wholly-owned subsidiary; the term “OdysseyRe” refers to our public reinsurance business, Odyssey Re Holdings Corp. and its subsidiaries; the term “Crum & Forster” refers to our wholly-owned U.S. property and casualty insurance business, Crum & Forster Holdings Corp. and its subsidiaries; the term “Northbridge” refers to our public Canadian property and casualty insurance business, Northbridge Financial Corporation and its subsidiaries; and the term “Lindsey Morden” refers to our claims adjusting subsidiary, Lindsey Morden Group Inc. and its subsidiaries.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Our Company

      We are a financial services holding company primarily engaged in property and casualty insurance and reinsurance. We operate through a decentralized operating structure, with autonomous management teams applying a focused underwriting strategy to our markets. We seek to differentiate ourselves by combining disciplined underwriting with the investment of our assets on a total return basis, which we believe provides above-average returns over the long-term. We provide a full range of property and casualty products, maintaining a diversified portfolio of risks across classes of business, geographic regions, and types of insureds. The United States is our largest market, accounting for 56.0% of net premiums earned for the year ended December 31, 2003, while Canadian and international markets accounted for 19.9% and 24.1% of net premiums earned, respectively.

      We conduct our business through the following segments, with each of our continuing operations maintaining a strong position in its respective markets.

Our reinsurance business is conducted through OdysseyRe, a U.S.-based underwriter of a full range of property and casualty reinsurance on a worldwide basis. We have an 80.6% interest in OdysseyRe, whose common stock is traded on the New York Stock Exchange under the symbol “ORH.”

Our U.S. insurance business provides a full range of commercial property and casualty insurance, principally through Crum & Forster, a national carrier which targets specialty classes of business that emphasize strong technical underwriting expertise. We own all of the equity of Crum & Forster.

Our Canadian insurance business is conducted principally through Northbridge, which provides commercial and personal lines property and casualty insurance in Canada through a wide range of distribution channels. We have a 59.2% interest in Northbridge, whose common shares are traded on the Toronto Stock Exchange under the symbol “NB.”

Our runoff business primarily includes our discontinued business that did not meet our underwriting criteria or strategic objectives and selected business previously written by our other subsidiaries that was put under dedicated runoff management. In addition, our runoff segment also includes third-party runoff operations that we have acquired, which we believe will provide us with the opportunity to earn attractive returns on our invested capital.

      Our invested assets are managed by our wholly-owned investment management subsidiary, Hamblin Watsa. Hamblin Watsa has managed our invested assets since September 1985 and emphasizes a conservative investment philosophy, seeking to invest our assets on a total return basis, which includes realized and unrealized gains over the long-term, using a value-oriented approach.

      For the year ended December 31, 2003, we had total revenue of $5.7 billion and net income of $271.1 million. At June 30, 2004, we had cash and invested assets of $12.4 billion, total assets of $24.5 billion and shareholders’ equity of $3.0 billion. For the year ended December 31, 2003, we generated gross premiums written and net premiums written of $5.5 billion and $4.4 billion, respectively. The following table sets forth net premiums written by each segment for the year ended December 31, 2003 and the six months ended June 30, 2004:

	Year Ended		Six Months Ended
	December 31, 2003		June 30, 2004

	$	%	$	%

	(dollars in millions)
Insurance — Canada (Northbridge)	$802.3	18.0%	$462.1	19.5%
— U.S.	1,092.1	24.5	526.0	22.2
— Asia	61.6	1.4	41.1	1.7
Reinsurance (OdysseyRe)	2,153.6	48.5	1,103.3	46.6
Runoff and other	338.5	7.6	236.7	10.0

Net Premiums Written	$4,448.1	100.0%	$2,369.2	100.0%

      Our senior management team is led by Mr. Prem Watsa, who has been our Chairman and Chief Executive Officer since September 1985. Mr. Watsa holds 12.7% of all classes of our outstanding shares while controlling 55.3% of the votes associated with our outstanding shares. In total, our officers and directors hold 15.5% of all classes of our outstanding shares.

Recent Developments

      Second Quarter Operating Results. On July 29, 2004, we announced our financial results for the six-month period ending June 30, 2004.

      For the three months ending June 30, 2004, we had net premiums written of $1.2 billion, total revenue of $1.4 billion and net income of $46.0 million. For the corresponding period in 2003, we had net premiums written of $1.1 billion, total revenue of $1.6 billion and net income of $173.7 million. Our combined ratio for our continuing operations was 94.9% for the three months ended June 30, 2004 versus 98.5% for the corresponding period in 2003.

      For the six months ending June 30, 2004, we had net premiums written of $2.4 billion, total revenue of $2.9 billion and net income of $85.5 million. For the corresponding period in 2003, we had net premiums written of $2.2 billion, total revenue of $3.0 billion and net income of $275.2 million. Our combined ratio for our continuing operations was 95.3% for the six months ended June 30, 2004 versus 98.3% for the corresponding period in 2003.

      Capital Markets Transactions. On July 30, 2004, certain of our affiliates sold 3,100,000 shares of common stock of Zenith National Insurance Corp. (NYSE: ZNT), at $43.00 per share, resulting in aggregate net proceeds to those affiliates of $127.6 million.

      On May 18, 2004, we completed the sale of 6,000,000 common shares of Northbridge Financial Corporation (TSX: NB) at a price of Cdn$25.60 per share. As a result of the sale, Fairfax received aggregate net proceeds of approximately Cdn$146.0 million and reduced its ownership position from 71.0% to 59.2%.

      On April 29, 2004, we closed our note exchange offers, under which $204.6 million of our outstanding notes due 2005 through 2008 were exchanged for a cash payment of $59.4 million (including accrued interest) and $160.4 million aggregate principal amount of our 7 3/4% senior notes due 2012. On June 29, 2004, we exchanged an additional $10.0 million of our outstanding senior notes due 2006 for $11.0 million of our 7 3/4% senior notes due 2012.

      Estimate of Losses from Hurricane Charley. On August 23, 2004, we announced that our initial estimate of aggregate potential net losses relating to Hurricane Charley will be in the range of $35 million to $40 million after tax and minority interests. This initial estimate was based on a preliminary review and consultation with our insurance and reinsurance companies, including OdysseyRe, Crum & Forster and Northbridge. We recognize that at this early stage it is not possible to make a calculation of our financial exposure to claims relating to Hurricane Charley with a high degree of certainty.

SUMMARY FINANCIAL DATA

      The following summary historical consolidated financial data should be read in conjunction with our audited consolidated financial statements and notes thereto for the year ended December 31, 2003 and our unaudited interim consolidated financial statements for the six months ended June 30, 2004 and the related management discussion and analysis thereon that are incorporated by reference in this prospectus.

      The summary historical consolidated financial data for the years ended and as at December 31, 2001, 2002 and 2003 and the six months ended June 30, 2003 and 2004 are derived from our audited consolidated financial statements and our unaudited interim consolidated financial statements, respectively. We prepare our consolidated financial statements in accordance with Canadian GAAP, which differs in certain respects from U.S. GAAP. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP as they pertain to us, see note 19 to our audited consolidated financial statements for the year ended December 31, 2003 and note 6 to our unaudited interim consolidated financial statements for the six months ended June 30, 2004.

      We encourage you to read the consolidated financial statements incorporated by reference in this prospectus because they contain our complete financial statements for the periods presented. Our historical results of operations are not necessarily indicative of future results.

	Years Ended			Six Months Ended
	December 31,			June 30,

	2001	2002	2003	2003	2004

	(dollars in millions, except per share amounts)
Canadian GAAP Statement of Earnings:
Gross premiums written	$4,422.7	$5,173.2	$5,518.6	$2,693.8	$2,740.0

Net premiums written	3,263.1	4,033.9	4,448.1	2,192.3	2,369.2

Net premiums earned	3,108.9	3,888.6	4,209.0	2,061.8	2,407.6
Interest and dividends	440.3	418.6	330.1	193.6	169.9
Realized gains on investments	138.1	469.5	845.9	553.6	177.2
Claims fees	274.7	290.7	328.9	154.3	165.2

Total revenues	3,962.0	5,067.4	5,713.9	2,963.3	2,919.9

Losses on claims	2,627.8	2,998.7	3,240.6	1,516.5	1,697.4
Operating expenses	878.3	927.5	1,023.4	495.6	499.3
Commissions, net	673.6	706.2	776.1	393.8	409.3
Interest expense	109.0	87.0	146.3	63.4	86.1
Other	149.4	72.7	—	—	11.9

Total expenses	4,438.1	4,792.1	5,186.4	2,469.3	2,704.0

Income (loss) from operations before income taxes	(476.1)	275.3	527.5	494.0	215.9
Provision for (recovery of) income taxes	(250.0)	150.0	191.9	188.0	94.7

Income (loss) from operations before extraordinary item	(226.1)	125.3	335.6	306.0	121.2
Negative goodwill	—	188.4	—	—	—

Net income (loss) before non-controlling interests	(226.1)	313.7	335.6	306.0	121.2
Non-controlling interests	2.3	(50.7)	(64.5)	(30.8)	(35.7)

Net income (loss)	$(223.8)	$263.0	$271.1	$275.2	$85.5

Net income (loss) per diluted share	$(18.13)	$18.20	$18.23	$19.06	$5.64

Selected Balance Sheet Data (at period end):
Total investments and cash(1)	$10,285.8	$10,642.2	$12,566.1	$11,710.0	$12,428.0
Total assets	22,200.5	22,224.5	25,018.3	23,008.4	24,525.0
Total debt	1,713.2	1,930.5	2,331.9	2,187.1	2,345.3
Total shareholders’ equity	2,031.4	2,248.0	2,918.0	2,799.0	2,955.8
Common shareholders’ equity per share	132.03	149.31	192.81	189.72	196.53
Combined Ratios
Insurance — Canada (Northbridge)	112.1% (2)	97.4%	92.6%	94.5%	91.6%
— U.S.	124.7% (2)	107.5%	102.7%	102.3%	99.7%
— Asia	125.5%	99.8%	96.0%	100.0%	90.4%
Reinsurance (OdysseyRe)	115.4%	99.1%	96.9%	97.6%	94.8%

Consolidated (continuing operations)	120.1%	101.5%	97.6%	98.3%	95.3%

(1)	Includes cash and short-term investments, marketable securities and total portfolio investments. See note 4 to our consolidated financial statements for the year ended December 31, 2003 for a discussion of the components of our portfolio investments.

(2)	Includes the recovery under the Swiss Re Cover (recovery under the Swiss Re Cover of 1998 and prior losses: Northbridge — $11.3 million, U.S. Insurance — $96.8 million, Runoff and Other — $15 million).

SUMMARY OF THE NOTES

Issuer	Fairfax Financial Holdings Limited.

Securities offered	$95,000,000 aggregate principal amount of 7 3/4% senior notes due 2012 (the “notes”). The notes will be consolidated with and will form a single series with $171,483,000 aggregate principal amount of our previously issued 7 3/4% senior notes due 2012.

Maturity date	April 26, 2012.

Interest rate	7.75%.

Interest payment Dates	Interest will be payable semi-annually on each April 30 and October 31, commencing November 1, 2004, being the first business day following October 31, 2004. Interest will accrue from April 29, 2004.

Ranking	The notes will be senior unsecured obligations of Fairfax Financial Holdings Limited. The notes will rank equally and ratably with all of Fairfax Financial Holdings Limited’s existing unsecured unsubordinated indebtedness. The notes will also be effectively subordinated to all obligations of Fairfax Financial Holdings Limited’s subsidiaries. See “Risk Factors.”

Restrictive Covenants	The indenture governing the notes contains covenants that limit our ability to:

• create liens on the capital stock of certain of our subsidiaries; and

• enter into specific mergers or consolidations or convey, transfer or lease our properties and assets substantially as an entirety.

Events of Default	For a discussion of events that will permit acceleration of the payment of the principal of, and accrued interest on, the notes, see “Description of the Notes — Events of Default.”

Use of Proceeds	We intend to use the net proceeds from this offering to purchase our outstanding debt from time to time, based on market conditions. To the extent we are unable to purchase our outstanding debt at prices we believe are reasonable, we will use the proceeds from this offering for general corporate purposes. Pending such use, such net proceeds are expected to be invested in short-term marketable investments.

Form and Denomination	The notes will be issued only in the form of registered global notes. See “Description of the Notes — Book-Entry; Delivery and Form.” Each global note will be deposited with The Depository Trust Company (“DTC”), in each case for credit to the account of a direct or indirect participant of DTC. Investors in the global notes who are participants in DTC may hold their interests in the global notes directly through DTC. Investors in the global notes who are not participants in DTC may hold their interests indirectly through organizations that are participants in DTC. Interests in the global notes will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants, including Euroclear and Clearstream.

Except as set forth under “Description of the Notes — Certificated Securities,” participants and indirect participants will not be entitled to receive physical delivery of definitive notes or to have notes issued and registered in their names and will not be considered the owners or holders of the notes under the indenture.

Interests in the global notes and the definitive notes, if any, will be issued in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.

Governing Law	The notes and their governing indenture will be governed by, and construed in accordance with, the laws of the State of New York.

Trustees	The Bank of New York, as the successor U.S. trustee, and CIBC Mellon Trust Company, as the successor Canadian trustee.

Paying Agent	The Bank of New York.

Risk Factors	See “Risk Factors” beginning on page S-11 of this prospectus supplement and on page 6 of the accompanying base shelf prospectus.

RISK FACTORS

      An investment in our securities involves risk. You should carefully consider the following risk factors, as well as the other information contained in and incorporated by reference into this prospectus supplement and the accompanying base shelf prospectus, before deciding whether to invest in the notes. Any of the following risks could materially adversely affect your investment in the notes. For a further description of risks relating to our business and operations, please refer to the “Risk Factors” section at page 6 of the accompanying base shelf prospectus. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition or results of operations.

The notes are effectively subordinated to the indebtedness of our subsidiaries.

      The notes are effectively subordinated to any existing and future indebtedness and other liabilities of our subsidiaries. As a result, you will not have any claim as a creditor against our subsidiaries or the assets of our subsidiaries. Therefore, in the event of the insolvency or liquidation of a subsidiary, following payment by such subsidiary of its liabilities, the subsidiary may not have sufficient remaining assets to make payments to us as a shareholder or otherwise. In the event of a default by a subsidiary under our credit agreement or other indebtedness, its creditors could accelerate the debt, prior to such subsidiary distributing amounts to us that we could use to make payments on the notes. In addition, if we caused a subsidiary to pay a dividend to us to make payments on the notes, and the dividend was determined to be improperly paid, holders of the notes would be required to return the payment to the subsidiary’s creditors.

      As of June 30, 2004, our subsidiaries had approximately $1.2 billion of indebtedness. In June 2003, we amended our bank credit agreements to provide more flexibility for our subsidiaries to incur debt without the consent of our bank lenders and our subsidiary debt may increase in the future. The terms of the notes do not limit the ability of our subsidiaries to incur additional indebtedness that is senior to the notes.

We are a holding company, and we may not have access to the cash that is needed to make payments on the notes.

      We are a holding company and we conduct substantially all of our business through our subsidiaries and receive substantially all of our earnings from them. Although substantially all of our operations are conducted through our subsidiaries, none of our subsidiaries is obligated to make funds available to us for payment on the notes. Accordingly, our ability to make payments on the notes is dependent on the distribution of earnings from our subsidiaries. The ability of our subsidiaries to pay dividends to us in the future will depend on their statutory surplus, on earnings and on regulatory restrictions. The ability of our subsidiaries to pay dividends or make distributions or returns of capital to us is subject to restrictions set forth in the insurance laws and regulations of Canada, the United States, Ireland and the United Kingdom and is affected by our subsidiaries’ credit agreements, indentures, rating agencies, the discretion of insurance regulatory authorities and capital support agreements with our subsidiaries. No assurance can be given that some or all of our operating subsidiaries’ jurisdictions will not adopt statutory provisions more restrictive than those currently in effect. Our subsidiaries may incur additional indebtedness that may severely restrict or prohibit the making of distributions, the payment of dividends or the making of loans by our subsidiaries to us. We cannot assure you that the agreements governing the current and future indebtedness of our subsidiaries will permit our subsidiaries to provide us with sufficient dividends, distributions or loans to fund payments on the notes when due.

We may incur additional indebtedness that may adversely affect our ability to meet our financial obligations under the notes.

      Our obligations under the notes rank equally with all of our other senior unsecured indebtedness. We may incur additional indebtedness in the future, which could have important consequences to holders of the notes, including the following:

•	we could have insufficient cash to meet our financial obligations, including our obligations under the notes;

•	our ability to obtain additional financing for working capital, capital expenditures or general corporate purposes may be impaired; and

•	a significant degree of debt could make us more vulnerable to changes in general economic conditions and also could affect the financial strength ratings of our insurance subsidiaries.

Holders of the notes may not be protected in the event we are involved in a highly leveraged transaction, reorganization, restructuring, merger or similar transaction in the future.

      The indenture governing the notes may not sufficiently protect holders of notes if we are involved in a highly leveraged transaction, reorganization, restructuring, merger or similar transaction. The indenture does not contain:

•	any provision restricting any of our subsidiaries from incurring, assuming or being liable with respect to any indebtedness or other obligations;

•	any provision restricting us or our subsidiaries from incurring, assuming or being liable with respect to any unsecured indebtedness or other unsecured obligations;

•	any provision restricting us or any of our subsidiaries from paying dividends or making other distributions on capital stock or from purchasing or redeeming capital stock;

•	any restrictions on the ability of our subsidiaries to issue securities that would be senior to the common shares of the subsidiary held by us;

•	any financial ratios or specified level of net worth to which we or our subsidiaries must adhere; or

•	any restrictions on our ability to contribute our assets to our insurance subsidiaries.

The price at which you may be able to resell your notes may be adversely affected by factors that are beyond our control.

      If you are able to resell your notes, the price you receive will depend on many factors that may vary over time, including:

•	the number of potential buyers;

•	the level of liquidity of the notes;

•	our financial performance;

•	the amount of indebtedness we have outstanding;

•	the level, direction and volatility of market interest rates generally; and

•	the market for similar securities.

      As a result of these factors, you may only be able to sell your notes at prices below those you believe to be appropriate.

There may be no active market for the notes.

      We cannot be sure that any active market for the notes will develop, or if one does develop, that it will be maintained. If an active market for the notes fails to develop or be sustained, the trading price of the notes could decline. We do not intend to apply for listing of the notes on any securities exchange or any automated quotation system.

USE OF PROCEEDS

      We estimate that we will receive net proceeds for this offering of approximately $90.9 million, after deducting the estimated underwriting commissions and offering expenses payable by us. We intend to use the net proceeds from this offering to purchase our outstanding debt from time to time, based on market conditions. To the extent we are unable to purchase our outstanding debt at prices we believe are reasonable, we will use the proceeds from this offering for general corporate purposes. Pending such use, such net proceeds are expected to be invested in short-term marketable investments.

CAPITALIZATION

Canadian GAAP

      The table below sets forth our capitalization as of June 30, 2004 under Canadian GAAP. The “As Adjusted” column reflects our capitalization after giving effect to this offering.

      You should read this table in conjunction with our audited consolidated financial statements for the year ended December 31, 2003 and our unaudited interim consolidated financial statements for the six months ended June 30, 2004 incorporated by reference into this prospectus supplement and the accompanying base shelf prospectus.

	As of June 30, 2004

	Actual	As Adjusted

	(dollars in millions)
Cash, short-term investments and marketable securities(1)	$305.5	$396.4

Debt(2)
Long-term debt	$1,813.7	$1,813.7
Purchase consideration payable	198.7	198.7
Trust preferred securities of subsidiaries	79.8	79.8
Convertible senior debentures(3)	99.0	99.0
Indebtedness of Lindsey Morden	154.1	154.1
Notes offered hereby	—	95.0

Total debt	2,345.3	2,440.3

Non-controlling interests(4)	535.8	535.8

Shareholders’ equity
Common shareholders’ equity	1,501.1	1,501.1
Other paid in capital(3)	101.3	101.3
Preferred shares	136.6	136.6
Retained earnings	1,172.7	1,172.7
Currency translation account	44.1	44.1

Total shareholders’ equity	2,955.8	2,955.8

Total capitalization	$5,836.9	$5,931.9

Debt as a percentage of total capitalization	40.2%	41.1%
Net debt as a percentage of total capitalization(5)	36.9%	36.9%

(1)	Not subject to restrictions, except for $31.6 million deposited in an escrow account to pre-fund two semi-annual interest payments on the Crum & Forster senior notes.

(2)	See notes 6 and 7 of our audited consolidated financial statements for the year ended December 31, 2003, incorporated by reference in this prospectus supplement and the accompanying base shelf prospectus, for more details on our long-term debt and trust preferred securities.

(3)	In accordance with Canadian GAAP, the convertible senior debentures issued July 14, 2003 are recorded as components of debt and equity. The present value of the interest cost associated with such debentures, discounted at 8% per annum, is presented as debt and the balance is shown as paid in capital. The Canadian Institute of Chartered Accountants has issued new recommendations to retroactively change current Canadian GAAP, which we will adopt on January 1, 2005 such that the amount to be recorded in equity would represent the value of the holders’ option to convert the debentures into subordinate voting shares and the current remaining equity portion, amounting to $41.7 million, would instead be included in liabilities as long-term debt.

(4)	Includes minority interest in OdysseyRe, Northbridge and Lindsey Morden.

(5)	Calculated as total debt minus cash, short term investments and marketable securities as a percentage of total capitalization minus cash, short term investments and marketable securities.

U.S. GAAP

      The table below sets forth our capitalization as of June 30, 2004 under U.S. GAAP. The “As Adjusted” column reflects our capitalization after giving effect to this offering.

      You should read this table in conjunction with our audited consolidated financial statements for the year ended December 31, 2003 and our unaudited interim consolidated financial statements for the six months ended June 30, 2004, incorporated by reference into this prospectus supplement and the accompanying base shelf prospectus. For a discussion of the material differences between Canadian GAAP and U.S. GAAP as they relate to our financial statements, see note 19 to our audited consolidated financial statements for the year ended December 31, 2003 and note 6 to our unaudited interim consolidated financial statements for the six months ended June 30, 2004 incorporated by reference into this prospectus supplement and the accompanying base shelf prospectus.

	As of June 30, 2004

	Actual	As Adjusted

	(dollars in millions)
Cash, short-term investments and marketable securities(1)	$305.5	$396.4

Debt
Long-term debt	$1,813.7	$1,813.7
Purchase consideration payable	198.7	198.7
Trust preferred securities of subsidiaries	79.8	79.8
Convertible senior debentures	200.3	200.3
Indebtedness of Lindsey Morden	154.1	154.1
Notes offered hereby	—	95.0

Total debt	2,446.6	2,541.6

Non-controlling interests(2)	535.8	535.8

Shareholders’ equity
Common shareholders’ equity	1,501.1	1,501.1
Preferred shares	136.6	136.6
Retained earnings	673.3	673.3
Other comprehensive income	40.2	40.2

Total shareholders’ equity	2,351.2	2,351.2

Total capitalization	$5,333.6	$5,428.6

Debt as a percentage of total capitalization	45.9%	46.8%
Net debt as a percentage of total capitalization(3)	42.6%	42.6%

(1)	Not subject to restrictions, except for $31.6 million deposited in an escrow account to pre-fund two semi-annual interest payments on the Crum & Forster senior notes.

(2)	Includes minority interest in OdysseyRe, Northbridge and Lindsey Morden.

(3)	Calculated as total debt minus cash, short term investments and marketable securities as a percentage of total capitalization minus cash, short term investments and marketable securities.

CREDIT RATINGS

      The notes have been assigned a rating of “BB” by Standard & Poor’s Ratings Services (“S&P”) and a rating of “Ba3” by Moody’s Investors Service (“Moody’s”). Credit ratings are intended to provide investors with an independent measure of credit quality of any issue of securities.

      S&P’s credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. A rating of BB by S&P is the fifth highest of ten categories and indicates that the obligation is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial or economic conditions which could lead to the obligor’s inadequate capacity to meet its financial commitment on the obligation.

      Moody’s credit ratings are on a long-term debt rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. A rating of Ba3 by Moody’s is the fifth highest of nine categories and is assigned to debt securities that are judged to have speculative elements and are subject to substantial credit risk. The addition of a 1, 2 or 3 modifier after a rating indicates the relative standing within a particular rating category. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

      The credit ratings accorded to the notes by the rating agencies are not recommendations to purchase, hold or sell the notes inasmuch as such ratings do not comment as to market price or suitability for a particular investor. Any rating may not remain in effect for any given period of time or may be revised or withdrawn entirely by a rating agency in the future if in its judgement circumstances so warrant, and if any such rating is so revised or withdrawn, we are under no obligation to update this prospectus supplement.

DESCRIPTION OF THE NOTES

      The following description of the particular terms of the notes supplements, and, to the extent inconsistent therewith, replaces, the description of the debt securities set forth in the accompanying base shelf prospectus under “Description of Debt Securities.” The description is qualified in its entirety by reference to the notes and the indenture governing the notes. Capitalized terms used and not defined in this prospectus supplement have the meaning ascribed to those terms in the accompanying base shelf prospectus. As used under this heading “Description of the Notes,” the terms “Fairfax,” “Company,” “we,” “us” and “our” refer only to Fairfax Financial Holdings Limited, and not its subsidiaries.

      The notes will bear interest from April 29, 2004 at the rate of 7.75% per annum, and will mature on April 26, 2012. Interest will be payable semi-annually on April 30 and October 31, commencing November 1, 2004, being the first business day following October 31, 2004, to the persons in whose names the notes are registered at the close of business on the preceding April 15 and October 15, respectively.

      Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months. Principal of and interest on the notes will be payable in such coin or currency of the United States of America as at the time of payment is legal tender for the payment of public and private debts. The notes will not be redeemable prior to maturity and will not be subject to any sinking fund.

      The notes will be issued under an indenture, dated as of December 1, 1993, among us, The Bank of New York, as the successor U.S. trustee, and the CIBC Mellon Trust Company, as the successor Canadian trustee. The U.S. trustee and the Canadian trustee are referred to together in this prospectus supplement as the trustees. The following summary of certain provisions of the indenture does not purport to be complete and is subject to, and qualified in its entirety by reference to, all of the provisions of the indenture. Whenever reference is made to particular sections of the indenture or terms that are defined therein, such sections or defined terms are incorporated herein by reference as a part of such summaries, which are qualified in their entirety by such reference. The indenture is subject to the provisions of the Canada Business Corporations Act and, consequently, is exempt from certain provisions of the Trust Indenture Act of 1939, as amended, by virtue of Rule 4d-9 thereunder. References to accounting terms in the indenture and in this summary, unless otherwise defined, have the meanings assigned to them in accordance with Canadian GAAP.

      The indenture provides that, in addition to the notes, securities of other series may be issued under the indenture without limitation as to aggregate principal amount. The securities of other series may have such terms and provisions not inconsistent with the indenture as we may determine from time to time. The securities of any series issued under the indenture, including the notes, are referred to as “securities.”

General

      The notes are our senior unsecured obligations and rank equally and ratably with all of our other unsecured unsubordinated indebtedness. The notes rank among themselves equally and ratably without preference or priority. The indenture permits us from time to time, without notice to or the consent of the holders of any series of securities issued under the indenture, to create and issue further notes of a series ranking pari passu with the notes in all respects (or in all respects except for the payment of interest accruing prior to the issue date of such further notes or except for the first payment of interest following the issue date of such further notes) and so that such further notes shall be consolidated and form a single series with, and shall have the same terms as to status, redemption or otherwise as, the notes.

      The notes will be issued in denominations of $1,000 and integral multiples thereof.

      The notes will be consolidated with and will form a single series with $171,483,000 aggregate principal amount of our previously issued 7 3/4% senior notes due 2012.

      The provisions of the indenture do not contain any provisions that would limit our ability to incur indebtedness or that would afford holders of notes protection in the event of a highly leveraged or similar transaction involving us.

Certain Covenants

      Limitation on Liens on Capital Stock of Restricted Subsidiaries. The indenture provides that we may not, and may not permit any subsidiary to, create, assume, incur or suffer to exist any lien, other than a purchase money lien, upon any capital stock, whether owned on the date of the indenture or thereafter acquired, of any restricted subsidiary, to secure any obligation (other than the securities) of us, any subsidiary or any other person, without in any such case making effective provision whereby all of the outstanding securities shall be directly secured equally and ratably with such obligation; provided, however, that this restriction will not apply to (i) liens on the capital stock of any restricted subsidiary securing obligations outstanding from time to time under any bank credit facility, provided that the principal amount of all such obligations secured by liens on the capital stock of any restricted subsidiary, at the time of each incurrence of any portion of any such obligation, does not exceed 15% of the sum of (A) our consolidated shareholders’ equity at the end of our most recently completed fiscal quarter immediately preceding such incurrence for which financial statements are or are required to be available and (B) the aggregate principal amount of all obligations which are outstanding under any bank credit facility immediately after giving effect to such incurrence and which are secured by liens on the capital stock of a restricted subsidiary, and (ii) liens securing obligations from us to any wholly-owned restricted subsidiary or from any wholly-owned restricted subsidiary to us or any other wholly-owned restricted subsidiary. This provision will not restrict any of our other property or that of our subsidiaries.

      The indenture defines “lien” as any mortgage, pledge, hypothecation, lien, encumbrance, charge or security interest of any kind; “obligation” as indebtedness for money borrowed or indebtedness evidenced by a bond, note, debenture or other evidence of indebtedness; “purchase money lien” as (i) any mortgage, pledge, hypothecation, lien, encumbrance, charge or security interest of any kind upon any capital stock of any restricted subsidiary acquired after the date of the indenture if such purchase money lien is for the purpose of financing, and does not exceed, the cost to us or any subsidiary of acquiring the capital stock of such restricted subsidiary and such financing is effected concurrently with, or within six months after, the date of such acquisition, and (ii) any extension, renewal or refinancing of any purchase money lien so long as the principal amount of obligations secured thereby shall not exceed the original principal amount of obligations so secured at the time of such extension, renewal or refinancing; “restricted subsidiary” as any subsidiary that is a licensed insurance company, other than any licensed insurance company that our board of directors, in good faith, determines is not, individually or together with any other licensed insurance company as to which a similar determination has been made, material to the business of the Company and its subsidiaries, considered as a whole; and “subsidiary” as a corporation or business trust, a majority of the outstanding voting stock of which is owned, directly or indirectly, by us or one or more other subsidiaries, or by us and one or more other subsidiaries. As of the date hereof, each of our licensed insurance company subsidiaries is a restricted subsidiary.

      Waiver of Certain Covenants. We may omit in any particular instance to comply with any term, provision or condition of the covenants described above if the holders of at least a majority of all securities issued under the indenture and then outstanding waive compliance in such instance with such term, provision or condition.

      Amalgamation, Consolidation, Merger, Conveyance, Transfer or Lease. The indenture provides that we may not amalgamate or consolidate with or merge into any other corporation or convey, transfer or lease our properties and assets substantially as an entirety to any other person, unless, (i) the corporation formed by such consolidation or amalgamation or into which we are merged or the person which shall have acquired or leased such properties or assets shall be a corporation, partnership or trust organized and validly existing under the laws of Canada or any province thereof or the United States, any state thereof or the District of Columbia and shall expressly assume our obligation for the due and punctual payment of the principal of (and premium, if any, on) and interest on all the outstanding securities issued under the indenture and the performance and observance of every covenant of the indenture on our part to be performed or observed, (ii) immediately after giving effect to such transaction, no event of default or event that after notice or passage of time or both would be an event of default shall have occurred and be continuing and (iii) certain other conditions are met.

Events of Default

      The following constitute events of default with respect to the notes under the indenture: (a) a default for 30 days in the payment of any interest on any note; (b) a default in the payment of the principal of any note when due; (c) a default in the performance, or breach, of any other covenant or warranty in the indenture (other than a covenant or warranty included in the indenture solely for the benefit of one or more series of securities other than the notes), which default or breach continues for a period of 60 days after notice; (d) a default in the payment, at the stated maturity, of any indebtedness for money borrowed by us in excess of $10,000,000, or the acceleration of indebtedness for money borrowed by us in excess of $10,000,000, if such indebtedness has not been discharged, or such acceleration has not been rescinded or annulled, within 10 days after written notice has been given by either trustee, or the holders of at least 25% in principal amount of the outstanding securities, as provided in the indenture; and (e) certain events of bankruptcy, insolvency or reorganization.

      If an event of default relating to a default in payment of principal of (or premium, if any, on) or interest on any series of securities issued under the indenture, or to a default in the performance, or breach, of any other covenant or warranty of us applicable to the securities of such series but not applicable to all outstanding securities issued under the indenture, or to a default in the payment, at stated maturity, of, or to the acceleration of, any indebtedness for money borrowed shall have occurred and be continuing, either trustee or the holders of not less than 25% in principal amount of securities of that series then outstanding may then declare the principal of all securities of that series to be due and payable immediately. If an event of default relating to a default in the performance, or breach, of any other covenant or warranty in the indenture applicable to all securities issued thereunder and then outstanding shall have occurred and be continuing, either trustee or the holders of not less than 25% in principal amount of all securities issued under the indenture and then outstanding (treated as one class) may declare the principal amount of all the securities then outstanding to be due and payable immediately. If an event of default described in clause (e) above shall occur, other than with respect to one of our subsidiaries, the principal amount of all the securities will automatically, and without any action by either trustee or any holder, become immediately due and payable. In each case, the holders of a majority in principal amount of the outstanding securities of that series or all series, as the case may be, may under certain circumstances rescind and annul such declaration by written notice to us and the trustees. In the event of a declaration of acceleration because an event of default specified in clause (d) above has occurred and is continuing, such declaration of acceleration shall be automatically annulled if the indebtedness which is the subject of such event of default has been discharged or the holders thereof have rescinded their declaration of acceleration in respect of such indebtedness, and written notice of such discharge or rescission is given to either trustee by us and countersigned by the holders of such indebtedness or their representative, within 30 days after such declaration of acceleration in respect of the notes, and no other event of default has occurred during such 30-day period which has not been cured or waived during such period.

      The holders of not less than a majority in principal amount of the outstanding securities of the applicable series, in the case of an event of default applicable to such series but not to all outstanding securities, or a majority in principal amount of the outstanding securities of all series, in the case of an event of default applicable to all outstanding securities, may waive any past default and its consequences, except a default in respect of the payment of the principal of (or premium, if any, on) or interest on any security or in respect of a covenant or provision of the indenture which cannot be modified or amended without the consent of the holder of each outstanding security affected thereby.

      The indenture provides that the trustees shall be under no obligation to exercise any of the rights or powers vested in them by the indenture at the request or direction of holders of securities unless such holders shall have offered to the trustees reasonable funding, security and indemnity against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction. Subject to such provisions for the indemnification of the trustees, the holders of not less than a majority in principal amount of the securities of any series (with respect to any remedy, trust or power relating to any default in payment of principal (or premium, if any, on) or interest on the securities of such series or any default in the performance or breach of any other covenant or warranty of us applicable to the securities of such series but not applicable to all outstanding securities issued under the indenture) or the holders of not less than a majority in principal amount of all securities issued under the indenture and then outstanding (treated as one class) (with respect to any other remedy, trust or power) shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustees, or exercising any trust or power conferred on the trustees, with respect to such securities.

Discharge, Defeasance and Covenant Defeasance

      We may discharge certain obligations to holders of notes which have not already been delivered to the trustees for cancellation and which have either become due and payable or are by their terms due and payable within one year by irrevocably depositing with one of the trustees trust funds in an amount sufficient to pay at maturity the principal of and interest on the notes.

      We may, at our option, and at any time, elect to have our obligations discharged with respect to all outstanding notes. This is referred to as “defeasance.” Such defeasance means that we shall be deemed to have paid and discharged the entire indebtedness represented by the outstanding notes and to have satisfied our other obligations with respect to the notes under the indenture, except for (i) the rights of the holders of outstanding notes to receive, solely from the trust fund described below, payments in respect of the principal of and interest on such notes when such payments are due, (ii) our obligations with respect to the notes relating to the issuance of temporary notes, the registration, transfer and exchange of notes, the replacement of mutilated, destroyed, lost or stolen notes, the maintenance of an office or agency in The City of New York, the holding of money for security payments in trust and statements as to compliance with the indenture, (iii) our obligations in connection with the rights, powers, trusts, duties and immunities of the trustees and (iv) the defeasance provisions of the indenture. In addition, we may, at our option and at any time, elect to be released from our obligations with respect to certain of our covenants under the indenture (including those described under “— Limitation on Liens on Capital Stock of Restricted Subsidiaries”), referred to as “covenant defeasance,” and any omission to comply with such obligations shall not constitute a default or an event of default with respect to the notes.

      In order to exercise either defeasance or covenant defeasance with respect to the notes, (i) we must irrevocably deposit with one of the trustees, in trust, for the benefit of the holders of the notes, cash in U.S. dollars, certain United States government obligations, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of and interest on the outstanding notes on the stated maturity of such principal or installment of interest; (ii) in the case of defeasance, we shall have delivered to the trustees an opinion of counsel in the United States stating that (x) we have received from, or there has been published by, the Internal Revenue Service a ruling or (y) since March 29, 2004, there has been a change in the applicable United States federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the holders of the outstanding notes will not recognize income, gain or loss for United States federal income tax purposes as a result of such defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred; (iii) in the case of covenant defeasance, we shall have delivered to the trustees an opinion of counsel in the United States to the effect that the holders of the outstanding notes will not recognize income, gain or loss for United States federal income tax purposes as a result of such covenant defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred; (iv) in the case of defeasance or covenant defeasance, we shall have delivered to the trustees an opinion of counsel in Canada to the effect that holders of the outstanding notes will not recognize income, gain or loss for Canadian federal or provincial income tax or other tax purposes as a result of such defeasance or covenant defeasance, as applicable, and will be subject to Canadian federal or provincial income tax and other tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance, as applicable, had not occurred (which condition may not be waived by any holder of notes or the trustees); and (v) we must comply with certain other conditions.

Modification

      The indenture provides that we and the trustees may enter into supplemental indentures without the consent of the holders of the notes or the holders of the securities of any other series to: (a) evidence the succession of another person to us and the obligations assumed by such successor under the indenture; (b) add to our covenants for the benefit of the holders of the securities of any series or surrender any right or power conferred upon us by the indenture; (c) add events of default for the benefit of the holders of the securities of any series; (d) add to or change any provisions of the indenture to facilitate the issuance of securities of any series in bearer form; (e) change or eliminate any provisions of the indenture, provided that any such change or elimination shall become effective only when there is no security issued under the indenture then outstanding of any series created prior thereto which is entitled to the benefit of such provision; (f) secure any series of securities; (g) establish the form and terms of any series of securities; (h) evidence the acceptance of appointment by a successor trustee under the indenture and provide for or facilitate the administration of one or more trusts under the indenture by one or more trustees; (i) close the indenture with respect to the authentication and delivery of additional series of securities or cure any ambiguity, correct or supplement any inconsistency or make any other provision with respect to matters or questions arising under the indenture, provided that such action does not adversely affect the interests of the holders of securities of any series in any material respect and (j) supplement any of the provisions of the indenture to the extent necessary to permit or facilitate the defeasance or discharge of any series of securities, provided such action does not adversely affect the interests of the holders of securities of any series in any material respect.

      The indenture also contains provisions permitting us and the trustees, with the consent of the holders of not less than a majority in principal amount of all securities issued under the indenture then outstanding and affected (treated as one class), to add any provisions to, change in any manner or eliminate any of the provisions of, the indenture or modify in any manner the rights of the holders of securities under the indenture; provided that we and the trustees may not, without the consent of the holder of each outstanding security affected thereby, among other things: (a) change the stated maturity of the principal of or any installment of interest on any security, (b) reduce the principal amount of or the rate of interest on, or premium payable upon the redemption of, any such security, (c) reduce the amount of the principal of an original issue discount security that would be due and payable upon a declaration of acceleration of the maturity thereof, (d) adversely affect any right of repayment at the option of the holder of any security, (e) change the place or currency of payment of principal of, or any premium or interest on, any such security, (f) impair the right to institute suit for the enforcement of any such payment on any security when due, (g) reduce the percentage in principal amount of securities of any series whose consent is necessary to modify or amend the indenture or to waive compliance with certain provisions of the indenture or certain defaults and their consequences or (h) modify the foregoing requirements.

Book-Entry; Delivery and Form

      The following description of the operations of DTC is provided solely as a matter of convenience. These operations and procedures are solely within the control of DTC and are subject to changes by it. We take no responsibility for these operations and procedures and urge you to contact DTC or its participants directly to discuss these matters.

      The notes will be issued in fully registered form without interest coupons. The notes will be represented by one or more global notes and will be deposited with the trustee as custodian for DTC and registered in the name of Cede & Co., as a nominee of DTC. Unless and until it is exchanged in whole for notes in definitive registered form, a global note may not be transferred, in whole or in part, except to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or by such nominee to a successor depositary or nominee of such depositary.

      Upon the issuance of the global notes, DTC will credit, on its internal system, the respective principal amount of the individual beneficial interests represented by such global notes to the accounts of persons who have accounts with such depositary. Ownership of beneficial interests in a global note will be limited to persons who have accounts with DTC, referred to as “participants,” or persons who hold interests through participants. Ownership of beneficial interests in the global notes will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants).

      So long as DTC, or its nominee, is the registered owner or holder of a global note, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the notes represented by such global note for all purposes under the indenture and the notes. Except as provided below, owners of beneficial interests in the global notes:

•	will not be entitled to have certificates registered in their names;

•	will not receive or be entitled to physical delivery of certificates in definitive form; and

•	will not be considered holders of the global notes.

      Payments of the principal of, and interest on, the global notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. Neither we, the trustees nor any paying agent will have any responsibility or liability for the payment of amounts to owners of beneficial interests in a global note or for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

      Because DTC can only act on behalf of participants, who in turn act on behalf of indirect participants and other banks, your ability to pledge your interest in the notes represented by global notes to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate.

      It is DTC’s current practice that DTC or its nominee, upon receipt of any payment of principal or interest in respect of a global note, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such global note as shown on the records of DTC or its nominee. Payments by participants and indirect participants to the owners of beneficial interests in such global note held through such participants will be governed by standing instructions and customary practices and will be the responsibility of such participants.

      Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds. Transfers between participants in Euroclear and Clearstream will be effected in the ordinary way in accordance with their respective rules and operating procedures. DTC has advised us that it will take any action permitted to be taken by a holder of notes (including the presentation of notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in the global notes is credited and only in respect of such portion of the aggregate principal amount of notes as to which such participant or participants has or have given such direction. However, if there is an event of default under the notes, DTC will exchange the global notes for notes in definitive registered form, referred to as “certificated notes,” which it will distribute to its participants.

      DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, and a “clearing agency” registered pursuant to Section 17A of the Securities Exchange Act of 1934, as amended. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations. Certain participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a participant, either directly or indirectly, referred to as “indirect participants.”

      Although DTC, Euroclear and Clearstream are expected to follow the foregoing procedures in order to facilitate transfers of interest in the global note among participants of DTC, Euroclear and Clearstream they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. None of us, the trustees nor any of their respective agents will have any responsibility for the performance by DTC, Euroclear, Clearstream or the participants or indirect participants of their respective obligations under the rules and procedures governing their respective operations, including maintaining, supervising or reviewing the records relating to, or payments made on account of, beneficial ownership interests in global notes.

Certificated Securities

      Subject to certain conditions, any person having a beneficial interest in a global note may, upon request to us or the trustees, exchange such beneficial interest for notes in the form of certificated notes. Upon any such issuance, the trustees are required to register such notes in the name of, and cause the same to be delivered to, such person or persons (or the nominee of any thereof).

      In addition if:

(1) DTC or any depositary notifies us in writing that it is no longer willing or able to act as a depositary and we are unable to locate a qualified successor within 90 days; or

(2) we, at our option, notify the trustees in writing that we elect to cause the issuance of notes in the form of certificated notes under the indenture, then, upon surrender by the registered owner or holder of a global note of its global note, replacement notes in such form will be issued to each person that such global note holder and the depositary identify as the beneficial owner of the related notes.

      Neither we nor the trustees will be liable for any delay by the related global note holder or the depositary in identifying the beneficial owners of the related notes, and we and the trustees may conclusively rely on, and will be protected in relying on, instructions from such global note holder or of the depositary for all purposes (including with respect to the registration and delivery, and the respective principal amounts, of the new issuance of notes).

Enforceability of Judgments

      Since some of our assets are outside the United States, any judgment obtained in the United States against us, including any judgment with respect to the payment of principal or interest on the notes may not be collectible within the United States.

      We have been informed by our Canadian counsel, Torys LLP, that the laws of the Province of Ontario and the federal laws of Canada applicable therein permit an action to be brought in a court of competent jurisdiction in that province on any final and conclusive judgment in personam of any federal or state court located in the Borough of Manhattan, The City of New York, State of New York (a “New York Court”) that is not impeachable as void or voidable under the internal laws of the State of New York for a sum certain if: (i) the court rendering such judgment had jurisdiction over the judgment debtor, as recognized by the courts of Ontario (and submission by us in the indenture to the jurisdiction of the New York Court will be sufficient for this purpose); (ii) such judgment was not obtained by fraud or in a manner contrary to natural justice or other rule of law, whether equitable, legal or statutory, and the enforcement thereof would not be inconsistent with public policy, as such term is understood under the laws of Ontario and the federal laws of Canada applicable therein or contrary to any order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada) or by the

Competition Tribunal under the Competition Act (Canada); (iii) the enforcement of such judgment does not constitute, directly or indirectly, the enforcement of foreign revenue, expropriatory or penal laws; (iv) no new admissible evidence relevant to the action is discovered prior to the rendering of judgment by a Canadian court; and (v) the action to enforce such judgment is commenced within the applicable limitation period; except that a court in the Province of Ontario may only give judgment in Canadian dollars. In the opinion of such counsel, there are currently no reasons under the law of Ontario for avoiding recognition of said judgments of New York Courts under the indenture or on the notes based upon public policy. We have been advised by such counsel that there is doubt as to the enforceability in Canada by a court in original actions, or in actions to enforce judgments of United States courts, of liabilities predicated solely upon United States federal securities laws.

Consent to Jurisdiction

      The indenture provides that we will irrevocably appoint CT Corporation System, 111 Eighth Avenue, New York, New York 10011 as our authorized agent for service of process in any legal action or proceeding arising out of or relating to the indenture or the notes for actions brought under federal or state securities laws or for actions brought by either trustee in any New York Court, and will irrevocably submit to the jurisdiction of the New York Courts for such purposes.

Governing Law

      The indenture and the notes will be governed by and construed in accordance with the laws of the State of New York.

EARNINGS COVERAGE RATIOS

      The following consolidated financial ratios are calculated for the twelve-month periods ended December 31, 2003 and June 30, 2004. The “As Adjusted” ratio for the twelve months ended December 31, 2003 gives effect as of January 1, 2003 to:

•	the exchange offer completed April 29, 2004 pursuant to which $22,049,000 aggregate principal amount of our 7 3/4% senior notes due 2012 were issued, together with a cash payment of $19,687,500, in exchange for $39,375,000 aggregate principal amount of TIG’s 8 1/8% notes due 2005 (and the subsequent exchange of such notes for our registered 7 3/4% senior notes due 2012);

•	the exchange offer completed on April 29, 2004 pursuant to which $138,394,000 aggregate principal amount of our 7 3/4% senior notes due 2012 were issued, together with a cash payment of $38,493,408, in exchange for $94,486,000 aggregate principal amount of our 7 3/8% senior notes due 2006 and $70,775,000 aggregate principal amount of our 6 7/8% senior notes due 2008;

•	the exchange completed on June 29, 2004 pursuant to which $11,040,000 aggregate principal amount of our 7 3/4% senior notes due 2012 were issued in exchange for $10,000,000 aggregate principal amount of our 7 3/8% senior notes due 2006; and

•	this offering of notes.

      The “As Adjusted” ratio for the twelve months ended June 30, 2004 gives effect as of July 1, 2003 to this offering of notes.

      Except as described above, the following table does not reflect the interest cost of our debt and the debt of our subsidiaries issued during the periods as if it was issued at the beginning of the periods.

	Twelve Months Ended		Twelve Months Ended
	December 31, 2003		June 30, 2004

	Actual	As Adjusted	Actual	As Adjusted

Earnings coverage(1)	4.6x	4.4x	2.5x	2.4x

(1)	Earnings coverage is equal to net income (excluding unusual items) before interest expense and income taxes divided by interest expense on all debt.

      Our interest expense amounted to approximately $146.3 million and $169.0 million for the twelve-month periods ended December 31, 2003 and June 30, 2004, respectively. Our earnings before interest expense and income taxes for the twelve-month periods ended December 31, 2003 and June 30, 2004 were approximately $673.8 million and $418.4 million, respectively, which is 4.6 times and 2.5 times our interest expense for these periods.

      After giving effect to this offering, the exchange offer completed on April 29, 2004 pursuant to which we issued $22,049,000 aggregate principal amount of our senior notes due 2012 (and the subsequent exchange of such notes for our registered 7 3/4% senior notes due 2012), the exchange offer completed on April 29, 2004 pursuant to which we issued $138,394,000 aggregate principal amount of our 7 3/4% senior notes due 2012 and the exchange completed on June 29, 2004 pursuant to which we issued $11,040,000 aggregate principal amount of our 7 3/4% senior notes due 2012, our interest expense requirements would have amounted to approximately $151.7 million for the twelve-month period ended December 31, 2003. After giving effect to this offering, our interest expense requirements would have amounted to approximately $176.9 million for the twelve-month period ended June 30, 2004. After giving effect to this offering and to each of the exchanges described above, our earnings before interest expense and income tax for the twelve-month period ended December 31, 2003 would have been approximately $674.1 million, which would have been 4.4 times our interest expense requirements for that period. After giving effect to this offering, our earnings before interest expense and income tax for the twelve-month period ended June 30, 2004 would have been approximately $419.3 million, which would have been 2.4 times our interest requirements for that period.

CERTAIN INCOME TAX CONSIDERATIONS

Certain U.S. Federal Income Tax Considerations

      The following discussion summarizes the material U.S. federal income tax consequences of the ownership of the notes acquired in this offering that may be relevant to you if you are a U.S. Holder (as defined below). This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated under the Code, and administrative rulings and judicial decisions as of the date hereof. These authorities may be changed, perhaps retroactively, resulting in U.S. federal income tax consequences different from those discussed below.

      We have not sought any ruling from the Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

      This summary assumes that the notes will be held as capital assets within the meaning of Section 1221 of the Code. This summary also does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction. In addition, this summary does not address all tax considerations that may be applicable to your particular circumstances or to you if you are a U.S. Holder that may be subject to special tax rules, including, without limitation:

•	U.S. Holders subject to the alternative minimum tax;

•	banks, insurance companies, or other financial institutions;

•	tax-exempt organizations;

•	dealers in securities or commodities;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	U.S. Holders whose “functional currency” is not the U.S. dollar;

•	persons holding the notes as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction;

•	persons deemed to sell the notes under the constructive sale provisions of the Code;

•	regulated investment companies;

•	U.S. expatriates or persons treated as residents of more than one country; or

•	persons who acquire or for income tax purposes are deemed to have acquired notes in an exchange or for property other than cash.

      For purposes of this discussion, you are a “U.S. Holder” if you are a holder of the notes that is:

•	a citizen or resident of the United States for U.S. federal income tax purposes;

•	a corporation, including any entity treated as a corporation for U.S. federal income tax purposes, created or organized in the United States or under the laws of the United States or of any political subdivision of the United States;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source;

•	a trust, if its administration is subject to the primary supervision of a U.S. court and one or more U.S. persons have the authority to control all substantial decisions of the trust, or if it has made a valid election under applicable Treasury regulations to be treated as a U.S. person; or

•	any other holder whose income or gain in respect of a note is effectively connected with the conduct of a United States trade or business.

      If a partnership holds the notes, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding the notes, you should consult your tax advisor regarding the tax consequences of this offering and the ownership of notes.

      THIS SUMMARY OF CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

      Pre-issuance Accrued Interest. A portion of the purchase price of the notes is attributable to the amount of interest accrued prior to the date the notes are issued. Consequently, the notes may be treated as having been sold for an amount that excludes any pre-issuance accrued interest. If the notes are so treated, a portion of the first stated interest payment equal to any excluded pre-issuance accrued interest will be treated as a return of such pre-issuance accrued interest and will not be taxable as interest on the notes.

      Stated Interest. Stated interest on the notes generally will be taxable to you as ordinary income at the time that it is paid or accrued in accordance with your method of accounting for U.S. federal income tax purposes. Such interest will be treated as foreign source income for U.S. foreign tax credit limitation purposes, and as passive income, or in the case of certain U.S. Holders, financial services income.

      Market Discount. If you purchase a note at a price less than the note’s principal amount, the amount of the difference will be treated as market discount unless such difference is less than a specified de minimis amount (generally .0025 of the note’s principal amount times the number of complete years to maturity from the date you acquired the note). Market discount generally accrues ratably over the remaining term of a note unless a holder elects to accrue market discount on a constant yield basis. If you are a U.S. Holder of a note with market discount, you will be required to treat any gain recognized on the sale, exchange, or other disposition of the note as ordinary income rather than capital gain to the extent of the market discount accrued on the note. You may elect to include market discount in income as it accrues, in which case any gain recognized on the sale, exchange, or other disposition of a note will be capital gain. Such election will apply to all debt instruments that you acquire during or after the taxable year for which the election is made, and may only be revoked with the consent of the IRS. Market discount should be treated as foreign source income for U.S. foreign tax credit limitation purposes, and as passive income, or in the case of certain U.S. Holders, financial services income.

      Sale, Exchange, or Other Disposition of the Notes. Upon the sale, exchange, or other disposition of a note, you will recognize gain or loss equal to the difference, if any, between the amount realized on the sale, exchange or other disposition (excluding accrued but unpaid stated interest, which, except as described above, generally will be taxable as interest) and your adjusted tax basis in the note. Your adjusted tax basis in a note will equal your initial tax basis in the note, decreased (but not below zero) by all payments received in respect of the note other than payments of stated interest. Any gain or loss will be capital gain or loss, and will be long-term capital gain or loss if your holding period for the note is more than one year at the time of the sale, exchange, or other disposition. If you are a non-corporate U.S. Holder, including an individual, your long-term capital gain is generally subject to a current maximum tax rate of 15%. The deductibility of capital losses is subject to limitations. Any gain or loss recognized on the sale, exchange, or other disposition generally will be treated as U.S. source gain or loss for U.S. foreign tax credit limitation purposes.

      Information Reporting and Backup Withholding. If you are a non-corporate U.S. Holder, information reporting requirements on IRS Form 1099 generally will apply to payments of principal and interest on your notes within the United States and the payment of proceeds from the sale of your notes at a U.S. office of a broker. Additionally, backup withholding, currently at a rate of 28%, may apply to such payments if you are a non-corporate U.S. Holder that fails to provide an accurate taxpayer identification number, is notified by the IRS that you have failed to report all interest and dividends required to be shown on your U.S. federal income tax returns, or fails to comply with certain certification requirements.

      Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against your U.S. federal income tax provided the required information is furnished to the IRS in a timely manner.

Certain Canadian Federal Income Tax Considerations

      The following is a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the “Canadian Tax Act”) generally applicable to a purchaser of the notes who acquires the notes pursuant to this offering and who, for purposes of the Canadian Tax Act, and at all relevant times, is not (and is not deemed to be) a resident of Canada, deals with the Company at arm’s length and does not use or hold and is not deemed to use or hold the notes in carrying on business in Canada (a “Non-Resident Holder”). This summary does not apply to a holder of notes that is an insurer that carries on an insurance business in Canada and elsewhere.

      The summary is based on the current provisions of the Canadian Tax Act, the regulations thereunder and an understanding of the current administrative practices published by the Canada Customs and Revenue Agency and takes into account all specific proposals to amend the Canadian Tax Act and regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof. This summary does not take into account or anticipate any other changes in law or administrative practices, whether by judicial, governmental or legislative action or decisions, nor does it take into account provincial, territorial or foreign income tax legislation or considerations.

      This summary is of a general nature only and is not intended to be, and should not be construed to be, legal or tax advice to any particular purchaser of the notes. Purchasers of the notes should consult their own tax advisors as to the tax consequences in their particular circumstances.

      Interest or principal paid to a Non-Resident Holder of the notes will be exempt from Canadian withholding tax. No other tax on income (including taxable capital gains) will be payable by a Non-Resident Holder of the notes in respect of the holding, redemption or disposition of the notes.

UNDERWRITING

      Subject to the terms and conditions of an underwriting agreement dated the date of this prospectus between us and Banc of America Securities LLC, as underwriters, Banc of America Securities LLC has agreed to purchase from us, and we have agreed to sell to Banc of America Securities LLC, $95 million principal amount of the notes.

      The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters are committed to take and pay for all of the notes, if any are taken. We have agreed to indemnify the underwriters and their controlling persons against certain liabilities in connection with this offering, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments that the underwriters may be required to make in respect thereof.

      We have been advised by the underwriters that they initially propose to offer and sell the notes at the price set forth on the cover page of this prospectus supplement. If all the notes are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms.

      The underwriters have advised us that following the completion of this offering, they presently intend to make a market in the notes. They are not obligated to do so, however, and any market-making activities with respect to the notes may be discontinued at any time without notice. In addition, such market-making activity will be subject to the limits imposed by the Securities Act and the Securities Exchange Act. Accordingly, we cannot give any assurance as to the development of any market or the liquidity of any market for the notes.

      In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, the underwriters may overallot this offering, creating a syndicate short position. The underwriters may bid for and purchase the notes in the open market to cover syndicate short positions. In addition, the underwriters may bid for and purchase the notes in the open market to stabilize the price of the notes and may impose “penalty bids” under contractual arrangements whereby they may reclaim from dealers participating in this offering for the account of the underwriters the selling concession with respect to the notes that are distributed in this offering but subsequently purchased for the account of the underwriters in the open market. These activities may stabilize or maintain the market price of the notes above independent market levels. The underwriters are not required to engage in these activities and may end these activities at any time.

      We estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $775,000.

      The underwriters and certain of their affiliates have provided and may in the future provide financial advisory, investment banking and commercial banking services in the ordinary course of business to us and certain of our affiliates, for which they receive customary fees and expense reimbursement.

DOCUMENTS INCORPORATED BY REFERENCE

      This prospectus supplement is deemed to be incorporated by reference into the accompanying base shelf prospectus dated April 20, 2004 solely for the purpose of this offering.

      The following documents filed by us with the securities commission or similar authority in each of the provinces of Canada and filed with or furnished to the SEC pursuant to the Securities Exchange Act are specifically incorporated by reference in this prospectus supplement and the accompanying base shelf prospectus:

(1) our renewal annual information form for the year ended December 31, 2003, dated May 14, 2004;

(2) our audited consolidated financial statements and the notes thereto, including balance sheets as at December 31, 2003 and 2002 and earnings, retained earnings and cash flow statements for each of the years in the three year period ended December 31, 2003, together with the report of the auditors thereon;

(3) management’s discussion and analysis for the annual consolidated financial statements as at and for the periods referred to in paragraph 2;

(4) our unaudited interim consolidated financial statements and the notes thereto, including our balance sheet as at June 30, 2004, earnings, and cash flow statements for the three and six month periods ended June 30, 2004 and 2003, and retained earnings statement for the six month periods ended June 30, 2004 and 2003;

(5) management’s discussion and analysis for the unaudited interim consolidated financial statements as at and for the periods referred to in paragraph 4; and

(6) our management information circular dated March 1, 2004 in connection with the annual meeting of shareholders held on April 14, 2004, other than the sections entitled “Executive Compensation,” “Performance Graph” and “Statement of Corporate Governance Practices.”

      Any documents of the types referred to in paragraphs 1 to 6 above and any material change reports (excluding confidential material change reports) filed by us with the securities regulatory authorities in Canada or filed with or furnished to the SEC after the date of this prospectus supplement and prior to the termination of the offering of notes hereunder shall be deemed to be incorporated by reference into this prospectus supplement and the accompanying prospectus.

      Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this prospectus supplement and the accompanying base shelf prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement and the accompanying base shelf prospectus.

LEGAL MATTERS

      Certain legal matters relating to the notes offered by this prospectus supplement and the accompanying base shelf prospectus will be passed upon on our behalf by Torys LLP, our Canadian counsel, and Shearman & Sterling LLP, our U.S. counsel. Certain legal matters relating to the validity of the notes will be passed upon on behalf of the underwriters by Simpson Thacher & Bartlett LLP. As of the date of this prospectus supplement, partners and associates of Torys LLP own in the aggregate, less than one percent of our outstanding subordinate voting shares.

EXPERTS

      The consolidated financial statements as of December 31, 2003 and 2002 and for each of the years in the three year period ended December 31, 2003, incorporated by reference in this prospectus supplement and the accompanying base shelf prospectus, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent auditors, given on the authority of said firm as experts in accounting and auditing.

PROSPECTUS

FAIRFAX FINANCIAL HOLDINGS LIMITED

US$750,000,000

Subordinate Voting Shares

Preferred Shares
Debt Securities
Warrants
Share Purchase Contracts
Units

     We may offer from time to time, during the 25 month period that this prospectus, including any amendments hereto, remains effective, up to US$750,000,000 of the securities listed above in one or more series or issuances and their total offering price, in the aggregate, will not exceed US$750,000,000. Our securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions and set forth in an accompanying shelf prospectus supplement.

     We will provide the specific terms of any securities we actually offer in supplements to this prospectus. You should read this prospectus and any applicable prospectus supplement carefully before you invest. This prospectus may not be used to offer securities unless accompanied by a prospectus supplement. Any net proceeds we expect to receive from the issue of our securities will be set forth in a prospectus supplement.

     Our outstanding Subordinate Voting Shares are listed for trading on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “FFH.”

     Investing in our securities involves risks. See “Risk Factors.”

     We are permitted to prepare this prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements in accordance with Canadian generally accepted accounting principles, and are subject to Canadian auditing and auditor independence standards. Our financial statements may not be comparable to financial statements of U.S. companies.

     Owning the securities may subject you to tax consequences both in the United States and Canada. This prospectus or any applicable prospectus supplement may not describe these tax consequences fully. You should read the tax discussion in any applicable prospectus supplement.

     Your ability to enforce civil liabilities under the U.S. federal securities laws may be affected adversely because we are incorporated in Canada, most of our officers and directors and certain of the experts named in this prospectus are Canadian residents, and many of our assets are located in Canada.

     Neither the U.S. Securities and Exchange Commission nor any state or provincial securities regulator has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

April 20, 2004

TABLE OF CONTENTS

Enforceability of Certain Civil Liabilities	2
Presentation of Our Financial Information	2
Exchange Rate Data	3
Forward-Looking Statements	3
The Company	5
Risk Factors	6
Use of Proceeds	15
Insurance Regulatory Matters	15
Description of Debt Securities	24
Description of Subordinate Voting Shares and Preferred Shares	37
Description of Warrants	41
Description of Share Purchase Contracts	44
Description of Units	44
Plan of Distribution	45
Earnings Coverage Ratios	46
Certain Income Tax Considerations	46
Documents Incorporated by Reference	47
Legal Matters	48
Experts	48
Auditors, Transfer Agent and Registrar	48
List of Documents Filed with the SEC	48

      You should rely only on the information contained in or incorporated by reference into this prospectus or any prospectus supplement. References to this “prospectus” include documents incorporated by reference therein. See “Documents Incorporated by Reference.” The information in or incorporated by reference into this prospectus is current only as of its date. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to offer these securities.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

      We are a corporation organized under the laws of Canada and some of our assets are located in, and most of our directors and most of our officers are residents of, Canada. As a result, it may be difficult for U.S. investors to effect service of process within the United States upon our directors or officers, or to realize in the United States upon judgments of courts of the United States predicated upon civil liability of such directors or officers under U.S. federal securities laws. We have been advised by Torys LLP, our Canadian counsel, that a judgment of a U.S. court predicated solely upon civil liability under such laws would probably be enforceable in Canada if the U.S. court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. We have also been advised by such counsel, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

PRESENTATION OF OUR FINANCIAL INFORMATION

      As the majority of our operations are in the United States or conducted in U.S. dollars, effective December 31, 2003, we report our consolidated financial statements in U.S. dollars in order to provide more meaningful information to users of our financial statements. Unless otherwise indicated, historical financial information contained in this prospectus and in our audited consolidated financial statements for the year ended December 31, 2003 and our management’s discussion and analysis for such financial statements, each incorporated by reference herein, has been restated in U.S. dollars based on currency exchange rates in effect during the period being restated. All other financial information incorporated by reference in this prospectus has been presented in Canadian dollars. In this prospectus, except where otherwise indicated, all dollar amounts are expressed in U.S. dollars, references to “$”, “US$” and “dollars” are to U.S. dollars, and references to “Cdn$” are to Canadian dollars.

      Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada, or Canadian GAAP, which differ from generally accepted accounting principles in the United States, or U.S. GAAP. For a discussion of the material differences between Canadian GAAP and U.S. GAAP as they relate to our financial statements, see note 19 to our audited consolidated financial statements for the year ended December 31, 2003, incorporated by reference in this prospectus.

EXCHANGE RATE DATA

      The following table sets forth, for each period indicated, the low and high exchange rates for Canadian dollars expressed in United States dollars, the exchange rate at the end of such period and the average of such exchange rates for each day during such period, based on the inverse of the noon buying rate in The City of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York:

	Year Ended December 31,

	1999	2000	2001	2002	2003

Low	0.6535	0.6410	0.6241	0.6200	0.6349
High	0.6925	0.6969	0.6697	0.6619	0.7738
Period End	0.6925	0.6669	0.6279	0.6329	0.7738
Average	0.6730	0.6732	0.6457	0.6368	0.7136

      On April 20, 2004, the inverse of the noon buying rate was $0.7389 = Cdn$1.00.

FORWARD-LOOKING STATEMENTS

      Any statements made by us or on our behalf may include forward-looking statements that reflect our current views with respect to future events and financial performance. The words “believe,” “anticipate,” “project,” “expect,” “plan,” “intend,” “predict,” “estimate,” “will likely result,” “will seek to” or “will continue” and similar expressions identify forward-looking statements. These forward-looking statements relate to, among other things, our plans and objectives for future operations and underwriting profits. We caution readers not to place undue reliance on these forward-looking statements, which speak only as of their dates. We are under no obligation to update or alter such forward-looking statements as a result of new information, future events or otherwise. These forward-looking statements are subject to uncertainties and other factors that could cause actual results to differ materially from such statements. These uncertainties and other factors, which we describe in more detail elsewhere in this prospectus, or in documents incorporated by reference herein, include, but are not limited to:

•	a reduction in net income if our loss reserves are insufficient;

•	underwriting losses on the risks we insure that are higher or lower than expected;

•	insufficient reserves for asbestos, environmental and other latent claims;

•	the lowering or loss of one of our subsidiaries’ financial or claims-paying ability ratings;

•	an inability to realize our investment objectives;

•	changes in economic conditions, including interest rates and the securities markets, which could affect our investment portfolio;

•	exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements;

•	exposure to credit risk in the event our insureds fail to pay premiums that are owed to us or fail to reimburse us for deductibles that are paid by us on their behalf;

•	the occurrence of catastrophic events with a frequency or severity exceeding our estimates;

•	a decrease in the level of demand for our subsidiaries’ reinsurance or insurance products, or increased competition in the insurance industry;

•	the cycle of the insurance market, which can determine our and our competitors’ premium rates and capacity to write new business;

•	our inability to obtain reinsurance coverage at reasonable prices or on terms that adequately protect us;

•	the timing of loss payments being faster or the receipt of reinsurance recoverables being slower than anticipated by us;

•	our dependence on independent brokers over whom we exercise little control;

•	adverse fluctuations in foreign currency exchange rates;

•	assessments and shared market mechanisms which can adversely affect our U.S. insurance subsidiaries;

•	our failure to realize future income tax assets;

•	loss of key employees;

•	the influence exercisable by our controlling shareholder;

•	the passage of legislation subjecting our businesses to additional supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate;

•	our inability to obtain required levels of capital on favorable terms, if at all;

•	our inability to access our subsidiaries’ cash;

•	the failure of any of the loss limitation methods we employ;

•	an impairment in the value of our goodwill; and

•	risks associated with implementing our business strategies.

      See “Risk Factors” for a further discussion of these risks and uncertainties.

THE COMPANY

      Unless the context otherwise requires, the terms “Fairfax”, “Company”, “we”, “us” and “our” refer to Fairfax Financial Holdings Limited and its subsidiaries; the term “OdysseyRe” refers to our public reinsurance business, Odyssey Re Holdings Corp. and its subsidiaries; the term “Crum & Forster” refers to our wholly-owned U.S. property and casualty insurance business, Crum & Forster Holdings Corp. and its subsidiaries; the term “Northbridge” refers to our public Canadian property and casualty insurance business, Northbridge Financial Corporation and its subsidiaries; the term “Hamblin Watsa” refers to our wholly-owned investment management subsidiary, Hamblin Watsa Investment Counsel Ltd.; and the term “Lindsey Morden” refers to our claims adjusting subsidiary, Lindsey Morden Group Inc. and its subsidiaries. All references in this prospectus to “$” or “dollars” refer to United States dollars and all references to “Cdn$” refer to Canadian dollars, unless otherwise indicated.

      We are a financial services holding company primarily engaged in property and casualty insurance and reinsurance. We are incorporated under the Canada Business Corporations Act. We operate through a decentralized operating structure, with autonomous management teams applying a focused underwriting strategy to our markets. We seek to differentiate ourselves by combining disciplined underwriting with the investment of our assets on a total return basis, which we believe provides above-average returns over the long-term. We provide a full range of property and casualty products, maintaining a diversified portfolio of risks across classes of business, geographic regions, and types of insureds. We have been under current management since September 1985. Our principal executive offices are located at 95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7, Canada. Our telephone number is (416) 367-4941.

      We conduct our business through the following segments, with each of our continuing operations maintaining a strong position in its respective markets.

Our reinsurance business is conducted through OdysseyRe, a U.S.-based underwriter of a full range of property and casualty reinsurance on a worldwide basis. We have an 80.6% interest in OdysseyRe, whose common stock is traded on the New York Stock Exchange under the symbol “ORH.”

Our U.S. insurance business provides a full range of commercial property and casualty insurance, principally through Crum & Forster, a national carrier which targets specialty classes of business that emphasize strong technical underwriting expertise. We own all of the equity of Crum & Forster.

Our Canadian insurance business is conducted principally through Northbridge, which provides commercial and personal lines property and casualty insurance in Canada through a wide range of distribution channels. We have a majority interest in Northbridge, whose common shares are traded on the Toronto Stock Exchange under the symbol “NB.”

Our runoff business primarily includes our discontinued business that did not meet our underwriting criteria or strategic objectives and selected business previously written by our other subsidiaries that was put under dedicated runoff management. In addition, our runoff segment also includes third-party runoff operations that we have acquired, which we believe will provide us with the opportunity to earn attractive returns on our invested capital.

      Our invested assets are managed by our wholly-owned investment management subsidiary, Hamblin Watsa. Hamblin Watsa has managed our invested assets since September 1985 and emphasizes a conservative investment philosophy, seeking to invest our assets on a total return basis, which includes realized and unrealized gains over the long-term, using a value-oriented approach.

      Our senior management team is led by Mr. Prem Watsa, who has been our Chairman and Chief Executive Officer since September 1985. Mr. Watsa holds 12.7% of all classes of our outstanding shares while controlling 55.3% of the votes associated with our outstanding shares. In total, our officers and directors hold 15.5% of all classes of our outstanding shares.

RISK FACTORS

      An investment in our securities involves risk. You should carefully consider the following risk factors, as well as the other information contained in and incorporated by reference into this prospectus, before deciding whether to invest in our securities. Any of the following risks could materially adversely affect our business, financial condition or results of operations. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition or results of operations.

Overview

      We operate with a holding company structure. The holding company controls our operating insurance and reinsurance companies, each of which must comply with applicable insurance regulations of the jurisdictions in which it operates. Each company must maintain reserves for losses and loss adjustment expenses to cover the risks it has underwritten. The reserves of one of our insurance or reinsurance companies are not available to be applied against the risks underwritten by other of our companies. The financial condition and results of operations of each of the insurance and reinsurance companies we control are included in our consolidated financial statements and, generally, losses incurred by any of our companies directly impact our consolidated results. Although a severe loss incurred by one company should not have any adverse effect on any of our other companies, such loss, even though not material to us when our financial condition is viewed as a whole, could have an adverse effect on us because it could affect adversely how our other companies are treated by others, including rating agencies and insurance regulators.

If our actual claims exceed our claim reserves, our financial condition and results of operations could be adversely affected.

      We maintain reserves to cover our estimated ultimate unpaid liability for losses and loss adjustment expenses with respect to reported and unreported claims incurred as of the end of each accounting period. Our success is dependent upon our ability to accurately assess the risks associated with the businesses that we reinsure or insure. If we fail to accurately assess the risks we assume, we may fail to establish appropriate premium rates and our reserves may be inadequate to cover our losses, which could have a material adverse effect on our financial condition and reduce our net income.

      At December 31, 2003, we had net unpaid loss and loss adjustment expense reserves of approximately $6.9 billion. We incurred losses and loss adjustment expenses of $3.0, $2.9 and $2.7 billion for the years ended December 31, 2003, 2002 and 2001, respectively.

      Reserves do not represent an exact calculation of liability, but instead represent estimates involving actuarial and statistical projections at a given point in time of our expectations of the ultimate settlement and administration costs of claims incurred. Establishing an appropriate level of claim reserves is an inherently uncertain process. We utilize both proprietary and commercially available actuarial models, as well as historical insurance industry loss development patterns, to assist in the establishment of appropriate claim reserves.

      In contrast to casualty losses, which frequently can be determined only through lengthy and unpredictable litigation, non-casualty property losses tend to be reported promptly and usually are settled within a shorter period of time. Nevertheless, for both casualty and property losses, actual claims and claim expenses paid may deviate, perhaps substantially, from the reserve estimates reflected in our financial statements. Variables in the reserve estimation process can be affected by both internal and external events, such as changes in claims handling procedures, economic inflation, legal trends and legislative changes. Many of these items are not directly quantifiable, particularly on a prospective basis.

      If our claim reserves are determined to be inadequate, we will be required to increase claim reserves with a corresponding reduction in our net income in the period in which the deficiency is rectified. It is possible that claims in respect of events that have occurred could exceed our claim reserves and have a material adverse effect on our results of operations in a particular period and/or our financial condition. For the year ended December 31, 2003, we increased our loss and loss adjustment expense reserves relating to prior periods by $456.3 million (before recovery under the Swiss Re Cover, described in our management’s discussion and analysis for the year ended December 31, 2003, which is incorporated by reference into this prospectus), primarily relating to runoff business and asbestos claims.

      Even though most insurance contracts have policy limits, the nature of property and casualty insurance and reinsurance is such that losses can exceed policy limits for a variety of reasons and could very significantly exceed the premiums received on the underlying policies. When this occurs, our financial results are adversely affected.

Our business could be harmed because of our potential exposure for asbestos, environmental and other latent claims.

      We have established loss reserves for asbestos and environmental and other latent claims. There is a high degree of uncertainty with respect to future exposure from such claims because of: significant issues surrounding the liabilities of the insurers, including us; risks inherent in major litigation, including more aggressive environmental and asbestos-related litigation against insurers, including us; and diverging legal interpretations and judgments in different jurisdictions. These uncertainties include, among other things:

•	the extent of coverage under insurance policies;

•	whether or not particular claims are subject to an aggregate limit;

•	the number of occurrences involved in particular claims; and

•	new theories of insured and insurer liability.

      In addition, insurers generally, including us, are experiencing an increase in the number of asbestos-related claims due to, among other things, more intensive advertising by lawyers seeking asbestos claimants, the increasing focus by plaintiffs on new and previously peripheral defendants and an increase in the number of entities seeking bankruptcy protection as a result of asbestos-related liabilities. In addition to contributing to the increase in claims, such bankruptcy proceedings may have the effect of significantly accelerating and increasing loss payments by insurers, including us.

      Increasingly, policyholders have been asserting that their claims for asbestos-related insurance are not subject to aggregate limits on coverage and that each individual bodily injury claim should be treated as a separate occurrence under the policy. We expect this trend to continue. Although it is difficult to predict whether these policyholders will be successful on either of these issues, to the extent either issue is resolved in their favor, our coverage obligations under the policies at issue would be materially increased and bounded only by the applicable per occurrence limits and the number of asbestos bodily injury claims made by the policyholders. Accordingly, it is difficult to predict the ultimate size of the claims for coverage not subject to aggregate limits.

      In addition, proceedings have recently been launched directly against insurers, including us, challenging insurers’ conduct in respect of asbestos claims, including in some cases with respect to previous settlements. Some plaintiffs have also advanced claims against us as defendants in asbestos personal injury cases that are close to trial. We anticipate the filing of other direct actions against insurers, including us, in the future. Particularly in light of jurisdictional issues, it is difficult to predict the outcome of these proceedings, including whether the plaintiffs will be able to sustain these actions against insurers based on novel legal theories of liability.

      Similarly, as a result of various regulatory efforts aimed at environmental remediation, companies in the insurance industry, including us, continue to be involved in litigation involving policy coverage and liability issues with respect to environmental claims. In addition to regulatory pressures, the results of court decisions affecting the industry’s coverage positions continue to be inconsistent and have expanded coverage beyond its original intent. Accordingly, the ultimate responsibility and liability for environmental remediation costs remains uncertain.

      Given the factors described above, it is not presently possible to quantify with a high degree of certainty the ultimate exposure or range of exposure represented by asbestos, environmental and other latent claims and related litigation. We have established reserves that represent our best estimate of ultimate claims and claim adjustment expenses based upon known facts and current law. Our gross asbestos reserves were $1.6 billion at December 31, 2003 and our gross reserves for environmental and other latent claims were $722.2 million. Our asbestos reserves, net of reinsurance but excluding vendor indemnities, were $772.2 million at December 31, 2003 and our reserves for environmental and other latent claims, net of reinsurance but excluding vendor indemnities, were $307.9 million. However, these claims and related litigation, particularly if current trends continue, could result in liability exceeding these reserves by an amount that could be material to our operating results and financial condition in future periods.

If our insurance and reinsurance subsidiaries are unable to maintain favorable financial strength ratings, it may be more difficult for them to maintain or write new business.

      Third-party rating agencies assess and rate the claims-paying ability of reinsurers and insurers based upon the criteria of such rating agencies. Periodically the rating agencies evaluate our insurance companies to confirm that they continue to meet the criteria of the ratings previously assigned to them. The claims-paying ability ratings assigned by rating agencies to reinsurance or insurance companies represent independent opinions of financial strength and ability to meet policyholder obligations, and are not directed toward the protection of investors. Ratings by rating agencies are not ratings of securities or recommendations to buy, hold or sell any security and are not applicable to the securities offered by this prospectus.

      A.M. Best has assigned an “A” rating (the third highest of fifteen ratings) to OdysseyRe, and an “A-” rating (the fourth highest of fifteen ratings) to each of Crum & Forster and Northbridge. Financial strength ratings are used by insurers and reinsurance and insurance intermediaries as an important means of assessing the financial strength and quality of insurers and reinsurers. Concerns about our liquidity have caused the agencies to place negative outlooks on our insurance subsidiaries, which could negatively impact their ability to write new business. A downgrade in these ratings could lead to a significant reduction in the number of insurance policies our insurance subsidiaries write.

If we are unable to realize our investment objectives, our business, financial condition or results of operations may be adversely affected.

      Investment returns are an important part of our overall profitability and our operating results depend in part on the performance of our investment portfolio. Accordingly, fluctuations in the fixed income or equity markets could impair our profitability, financial condition or cash flows. We derive our investment income from interest and dividends, together with realized gains on the sale of investment assets. The portion derived from realized gains generally fluctuates from year to year. For the years ended December 31, 2003, 2002 and 2001, net realized gains accounted for approximately 71.9%, 52.9% and 19.3%, respectively, of our total investment income (including realized gains and losses). Realized gains are typically a less predictable source of investment income than interest and dividends, particularly in the short term.

      The return on our portfolio and the risks associated with our investments are also affected by our asset mix, which can change materially depending on market conditions. Investments in cash or short term investments generally produce a lower return than other investments. At December 31, 2003, 47%, or $5.7 billion, of our invested assets were held in cash and short term investments pending our identifying suitable opportunities for reinvestment in line with our long-term value-oriented investment philosophy.

      The volatility of our claims submissions may force us to liquidate securities, which may cause us to incur capital losses. If we structure our investments improperly relative to our liabilities, we may be forced to liquidate investments prior to maturity at a significant loss to cover such liabilities. Realized and unrealized investment losses resulting from an other than temporary decline in value could significantly decrease our assets, thereby affecting our ability to conduct business.

      The ability to achieve our investment objectives is affected by general economic conditions that are beyond our control. General economic conditions can adversely affect the markets for interest-rate-sensitive securities, including the extent and timing of investor participation in such markets, the level and volatility of interest rates and, consequently, the value of fixed income securities. Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions and other factors beyond our control. General economic conditions, stock market conditions and many other factors can also adversely affect the equities markets and, consequently, the value of the equity securities we own. In addition, defaults by third parties who fail to pay or perform on their obligations could reduce our investment income and realized investment gains or result in investment losses. We may not be able to realize our investment objectives, which could reduce our net income significantly and adversely affect our business, financial condition or results of operations.

We cannot assure you that our reinsurers and certain insureds will pay us on a timely basis or at all.

      Although reinsurance makes the assuming reinsurer liable to us to the extent of the risk ceded, we are not relieved of our primary liability to our insureds. As of December 31, 2003, we had a total of $8.5 billion recoverable from reinsurers. We cannot assure you that our reinsurers will pay our reinsurance claims on a timely basis or at all. As well, we bear credit risk with respect to our reinsurers (including retrocessionaires), both with respect to receivables reflected on our balance sheet as well as to contingent liabilities with respect to reinsurance protection on future claims. If reinsurers are unwilling or unable to pay us amounts due under reinsurance contracts, we will incur unexpected losses and our cash flow will be adversely affected.

      We write certain insurance policies, such as large deductible policies (policies where the insured retains a specific amount of any potential loss), in which the insured must reimburse us for certain losses. Accordingly, we bear credit risk on these policies and cannot assure you that our insureds will pay us on a timely basis or at all. In the ordinary course of business we are sometimes unable to collect all amounts billed to insureds, generally due to disputes on audit of retrospectively rated policies and, in some cases, due to insureds having filed for bankruptcy protection. In addition, if an insured files for bankruptcy, we may be unable to recover on assets such insured may have pledged to us as collateral. We reserve for uncollectible amounts in the period the collection issues become known. The inability to collect amounts due to us reduces our net income and cash flow, and the ability of our insurance and reinsurance subsidiaries to pay dividends or make other distributions to us.

Unpredictable catastrophic events could reduce our net income.

      Our insurance and reinsurance operations expose us to claims arising out of catastrophes. We have experienced, and will in the future experience, catastrophe losses which may materially reduce our profitability or harm our financial condition. Catastrophes can be caused by various events, including natural events such as hurricanes, windstorms, earthquakes, hailstorms, severe winter weather and fires, and unnatural events such as terrorist attacks and riots. The incidence and severity of catastrophes are inherently unpredictable.

      The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the area affected by the event and the severity of the event. Most catastrophes are restricted to small geographic areas; however, hurricanes, windstorms and earthquakes may produce significant damage in large, heavily populated areas, and most of our past natural catastrophe-related claims have resulted from severe storms. Catastrophes can cause losses in a variety of property and casualty lines. For example, the terrorist attack on September 11, 2001 caused losses in several of our lines, including property and liability. It is possible that a catastrophic event or multiple catastrophic events could have a material adverse effect upon our net income and financial condition.

      Claims resulting from natural or man-made catastrophic events could cause substantial volatility in our financial results for any fiscal quarter or year and could materially reduce our profitability or harm our financial condition. Our ability to write new business could also be affected. We believe that increases in the value and geographic concentration of insured property and the effects of inflation could increase the severity of claims from catastrophic events in the future. In addition, states have from time to time passed legislation that has the effect of limiting the ability of insurers to manage catastrophe risk, such as legislation prohibiting insurers from withdrawing from catastrophe-prone areas.

The cycles of the insurance and reinsurance industries may cause fluctuations in our results.

      Historically, we have experienced fluctuations in operating results due to competition, frequency of occurrence or severity of catastrophic events, levels of capacity, general economic conditions and other factors. Demand for insurance and reinsurance is influenced significantly by underwriting results of primary insurers and prevailing general economic conditions.

      The property and casualty insurance business historically has been characterized by periods of intense price competition due to excess underwriting capacity, as well as periods when shortages of underwriting capacity have permitted attractive premium levels. We expect to continue to experience the effects of this cyclicality, which, during down periods, could harm our financial condition, profitability or cash flows.

      In the reinsurance industry, the supply of reinsurance is related to prevailing prices and levels of surplus capacity that, in turn, may fluctuate in response to changes in rates of return being realized. It is possible that premium rates or other terms and conditions of trade could vary in the future, that the present level of demand will not continue because the larger insurers created by the consolidation discussed below may require less reinsurance or that the present level of supply of reinsurance could increase as a result of capital provided by recent or future market entrants or by existing reinsurers. If any of these events transpire, our results of operations in our reinsurance business could be adversely affected.

We operate in a highly competitive environment which could make it more difficult for us to attract and retain business.

      The property and casualty insurance industry and the reinsurance industry are both highly competitive, and we believe that they will remain highly competitive in the foreseeable future. Competition in our industry is based on many factors, including premiums charged and other terms and conditions offered, products and services provided, financial ratings assigned by independent rating agencies, speed of claims payment, reputation, selling effort, perceived financial strength and the experience of the insurer or reinsurer in the line of insurance or reinsurance to be written. We compete, and will continue to compete, with major U.S. and non-U.S. insurers and reinsurers, as well as certain underwriting syndicates, some of which have greater financial, marketing and management resources than we do, and there is no assurance that we will be able to successfully retain or attract business.

      Since the terrorist attack on September 11, 2001, a number of new insurers and reinsurers have been formed to compete in our industry, and a number of existing market participants have raised new capital which may enhance their ability to compete. In addition, we may not be aware of other companies that may be planning to enter our industry or existing participants that may be planning to raise additional capital. In addition, we have recently seen the creation of alternative products from capital market participants that are intended to compete with insurance and reinsurance products. We are unable to predict the extent to which these initiatives may affect the demand for our products, our premium volume or the risks that may be available for us to consider underwriting. Such increased competition could cause us and certain of our competitors to charge lower premium rates and obtain less favorable policy terms, which could adversely affect our ability to generate revenue and grow our business. Further, our plans for our business units could be adversely impacted by the loss of business to competitors offering competitive insurance products at lower prices, which would have an adverse effect on our results of operations.

      Many insurance industry participants are consolidating to enhance their market power. These entities may try to use their market power to negotiate price reductions for our products and services. If competitive pressures compel us to reduce our prices, our operating margins would decrease. As the insurance industry consolidates, competition for customers will become more intense and the importance of acquiring and properly servicing each customer will become greater. We could incur greater expenses relating to customer acquisition and retention, further reducing our operating margins. In addition, insurance companies that merge may be able to spread their risks across a larger capital base so that they require less reinsurance.

We may be unable to obtain reinsurance coverage at reasonable prices or on terms that adequately protect us.

      We use reinsurance arrangements, including reinsurance agreements with reinsurers, referred to as retrocessionaires, to help manage our exposure to property and casualty risks. The availability and cost of reinsurance are subject to prevailing market conditions, both in terms of price and available capacity, which can affect our business volume and profitability. Many reinsurance companies have begun to exclude certain coverages from, or alter terms in, the policies that we purchase from them. Some exclusions are with respect to risks which we cannot exclude in policies we write due to business or regulatory constraints, such as coverage with respect to acts of terrorism, mold and cyber risk. In addition, reinsurers are imposing terms, such as lower per occurrence and aggregate limits, on primary insurers that are inconsistent with corresponding terms in the policies written by these primary insurers. As a result, our insurance subsidiaries, like other primary insurance companies, increasingly are writing insurance policies which to some extent do not have the benefit of reinsurance protection. These gaps in reinsurance protection expose us to greater risk and greater potential losses. In the future, we may not be able successfully to alleviate risk through reinsurance arrangements.

      In addition, although our current reinsurance program is primarily maintained with reinsurers rated “A” (Excellent) or better by A.M. Best, a reinsurer’s insolvency or inability or unwillingness to make timely payments under the terms of its reinsurance agreements with us could have a material adverse effect on us.

We rely on independent brokers over whom we exercise little control, which exposes us to certain risks.

      We do business with a large number of independent brokers on a non-exclusive basis and we cannot rely on their commitment to our insurance products. Moreover, in some markets we operate pursuant to “open market” arrangements in which we have no formal relationships with brokers who place our risk in these markets.

      Because the majority of our brokers are independent, we have only limited ability to exercise control over them. In the event that an independent broker exceeds its authority by binding us on a risk which does not comply with our underwriting guidelines, we may be at risk for that policy until we receive the application and effect a cancellation. Although to date we have not experienced a material loss from improper use of binding authority of our brokers, any improper use of such authority may result in losses that could have a material adverse effect on our business, results of operations and financial condition.

      In accordance with industry practice, our customers often pay the premiums for their policies to brokers for payment over to us. These premiums are considered paid when received by the broker and, thereafter, the customer is no longer liable to us for those amounts, whether or not we have actually received the premiums from the broker. Consequently, we assume a degree of credit risk associated with our reliance on brokers in connection with the settlement of insurance balances.

      Further, as is customary in the reinsurance industry, OdysseyRe frequently pays amounts owing in respect of claims under its policies to reinsurance brokers, for payment over to the ceding insurers. In the event that a broker fails to make such a payment, depending on the jurisdiction, OdysseyRe might remain liable to the ceding insurer for the deficiency. Conversely, in certain jurisdictions, when the ceding insurer pays premiums for such policies to reinsurance brokers for payment over to OdysseyRe, such premiums will be deemed to have been paid and the ceding insurer will no longer be liable for those amounts, whether or not OdysseyRe has actually received such premiums. Consequently, in connection with the settlement of reinsurance balances, we assume a degree of credit risk associated with brokers around the world.

Assessments and other surcharges for guaranty funds and second-injury funds and other mandatory pooling arrangements may reduce the profitability of our U.S. insurance subsidiaries.

      Virtually all states require insurers licensed to do business in their state to bear a portion of the loss suffered by some insureds as the result of impaired or insolvent insurance companies. These obligations are funded by assessments that are expected to increase in the future as a result of recent insolvencies. Many states also have laws that establish second-injury funds to provide compensation to injured employees for aggravation of a prior condition or injury, which are funded by either assessments based on paid losses or premium surcharge mechanisms. In addition, as a condition to the ability to conduct business in various jurisdictions, our insurance subsidiaries are required to participate in mandatory property and casualty shared market mechanisms or pooling arrangements, which provide various types of insurance coverage to individuals or other entities that otherwise are unable to purchase that coverage from private insurers. The effect of these assessments and mandatory shared-market mechanisms or changes in them could reduce the profitability of our U.S. insurance subsidiaries in any given period or limit their ability to grow their business.

We may be adversely affected by foreign currency fluctuations.

      Our functional currency is the U.S. dollar. A portion of our premiums are written in currencies other than the U.S. dollar and a portion of our assets (including investments) and loss reserves are also in foreign currencies. We may, from time to time, experience losses resulting from fluctuations in the values of foreign currencies (including when our foreign currency assets and liabilities are hedged) which could adversely affect our operating results.

Our failure to realize future income tax assets could lead to a writedown, which could adversely affect our results of operations.

      Realization of the future income tax asset is dependent upon the generation of taxable income in those jurisdictions where the relevant tax losses and other timing differences exist. The major component of the company’s future income tax asset of $968.3 million at December 31, 2003 is $676.4 million relating to the company’s U.S. consolidated tax group. Failure to achieve projected levels of profitability for our U.S. operations could lead to a writedown in this future tax asset if the recovery period becomes longer than expected.

Our business could be adversely affected by the loss of one or more key employees.

      We are substantially dependent on a small number of key employees, including our Chairman and controlling shareholder, Mr. Prem Watsa, and the senior managers of our operating subsidiaries. We believe that the experiences and reputations in our industry of these individuals are important factors in our ability to attract new business. At the subsidiary level, we have entered into employment agreements with our key employees. Our success has been, and will continue to be, dependent on our ability to retain the services of our existing key employees and to attract and retain additional qualified personnel in the future. The loss of the services of any of these key employees, or the inability to identify, hire and retain other highly qualified personnel in the future, could adversely affect the quality and profitability of our business operations. We do not currently maintain key employee insurance with respect to any of our employees.

Our controlling shareholder may substantially influence our direction and operations.

      Mr. Prem Watsa beneficially owns or controls 12.7% of all classes of our outstanding shares while controlling 55.3% of the votes associated with our shares. Mr. Watsa has the ability to control certain actions requiring shareholder approval, including approving a merger or consolidation, liquidation or sale of our assets, electing members of our board of directors and adopting amendments to our articles of incorporation and by-laws. As a shareholder, Mr. Watsa may have different interests than you have and therefore may make decisions that are adverse to your interests.

Our operations could be adversely affected as a result of regulatory, political, economic or other influences in the insurance and reinsurance industries.

      The insurance and reinsurance industries are highly regulated and are subject to changing political, economic and regulatory influences. These factors affect the practices and operation of insurance and reinsurance organizations. Federal, state and provincial legislatures in the United States and Canada, as well as governments in foreign jurisdictions in which we do business, have periodically considered programs to reform or amend the insurance systems at both the federal and local levels.

      Changes in current insurance regulations may include increased governmental involvement in the insurance industry or may otherwise change the business and economic environment in which insurance industry participants operate. In the United States, for example, the states of Hawaii and Florida have implemented arrangements whereby property insurance in catastrophe prone areas is provided through state-sponsored entities. The California Earthquake Authority, the first privately financed, publicly operated residential earthquake insurance pool, provides earthquake insurance to California homeowners.

      Such changes could adversely affect our subsidiaries’ financial results, including their ability to pay dividends, cause us to make unplanned modifications of products or services, or result in delays or cancellations of sales of products and services by insurers or reinsurers. Insurance industry participants may respond to changes by reducing their investments or postponing investment decisions, including investments in our products and services. We cannot predict the future impact of changing law or regulation on our operations; any changes could have a material adverse effect on us or the insurance industry in general.

      As industry practices and legal, judicial, social and other environmental conditions change, unexpected and unintended issues related to claims and coverage may emerge. These issues can have a negative effect on our business by either extending coverage beyond our underwriting intent or by increasing the number or size of claims. Recent examples of emerging claims and coverage issues include:

•	increases in the number and size of water damage claims related to expenses for testing and remediation of mold conditions;

•	increases in the number and size of claims relating to construction defects, which often present complex coverage and damage valuation questions;

•	changes in interpretation of the named insured provision with respect to the uninsured/underinsured motorist coverage in commercial automobile policies; and

•	a growing trend in the United States of plaintiffs targeting property and casualty insurers in purported class action litigation relating to claim-handling and other practices, particularly with respect to the handling of personal lines automobile and homeowners claims.

      The effects of these and other unforeseen emerging claims and coverage issues are extremely hard to predict and could harm our business.

Our inability to obtain additional capital in the future as required could have a material adverse effect on our financial condition.

      Our future capital requirements depend on many factors, including our ability to write new business successfully and to establish premium rates and reserves at levels sufficient to cover losses. To the extent that the funds generated by our business are insufficient to fund future operations, we may need to raise additional funds through equity or debt financings. Any equity or debt financing, if available at all, may be on terms that are not favorable to us. The cost and availability of debt financing is affected by credit ratings. Our senior debt at the holding company level is rated BB with stable outlook by Standard &

Poor’s (the 12th of 22 rating categories) and Ba3 with stable outlook by Moody’s (the 13th of 21 rating categories). Our ability to raise additional capital may be adversely affected by our credit ratings. We have $592.4 million of debt (excluding debt of our subsidiaries OdysseyRe and Lindsey Morden) coming due before December 31, 2008. If we cannot obtain adequate capital or if we fail to refinance our existing debt as it comes due, our business, operating results and financial condition could be adversely affected.

We are a holding company, and we may not have access to the cash that is needed to meet our financial obligations.

      We are a holding company and conduct substantially all our business through our subsidiaries and receive substantially all our earnings from them. Therefore, in the event of the insolvency or liquidation of a subsidiary, following payment by such subsidiary of its liabilities, the subsidiary may not have sufficient remaining assets to make payments to us as a shareholder or otherwise. In the event of a default by a subsidiary under our credit agreement or other indebtedness, its creditors could accelerate the debt, prior to such subsidiary distributing amounts to us that we could use to make payments on our outstanding debt. In addition, if we caused a subsidiary to pay a dividend to us to make payment on our outstanding debt, and the dividend were determined to be improperly paid, holders of our outstanding debt would be required to return the payment to the subsidiary’s creditors. As of December 31, 2003, our subsidiaries had approximately $1.2 billion of indebtedness. In June 2003, we amended our bank credit agreements to provide more flexibility for our subsidiaries to incur debt without the consent of our bank lenders and our subsidiary debt may increase in the future.

      Although substantially all of our operations are conducted through our subsidiaries, none of our subsidiaries is obligated to make funds available to us for payment on our outstanding debt. Accordingly, our ability to meet our financial obligations, including to make payments on our outstanding debt, is dependent on the distribution of earnings from our subsidiaries. The ability of our subsidiaries to pay dividends to us in the future will depend on their statutory surplus, on earnings and on regulatory restrictions. The ability of our subsidiaries to pay dividends or make distributions or returns of capital to us is subject to restrictions set forth in the insurance laws and regulations of Canada, the United States, Ireland and the United Kingdom and is affected by our subsidiaries’ credit agreements, indentures, rating agencies, the discretion of insurance regulatory authorities and capital support agreements with our subsidiaries. No assurance can be given that some or all of our operating subsidiaries’ jurisdictions will not adopt statutory provisions more restrictive than those currently in effect. Our subsidiaries may incur additional indebtedness that may severely restrict or prohibit the making of distributions, the payment of dividends or the making of loans by our subsidiaries to us. We cannot assure you that the agreements governing the current and future indebtedness of our subsidiaries will permit our subsidiaries to provide us with sufficient dividends, distributions or loans to meet our financial obligations, including to fund payments on our outstanding debt when due.

The failure of any of the loss limitation methods we employ could have a material adverse effect on our financial condition or our results of operations.

      Unlike most businesses, the insurance and reinsurance business can have enormous costs that can significantly exceed the premiums received on the underlying policies. We seek to limit our loss exposure by employing a variety of policy limits and other terms and conditions and through prudent underwriting of each program written. We also seek to limit our loss exposure by geographic diversification. We cannot be sure that any of these loss limitation methods will be effective. There can be no assurance that various provisions of our policies, such as limitations or exclusions from coverage or choice of forum, will be enforceable in the manner we intend, and there is no limit to the losses that can arise from most insurance policies.

If the value of our goodwill is impaired we would be required to write down the value of such assets.

      A portion of our assets is comprised of goodwill, primarily related to our claims adjusting subsidiary Lindsey Morden. We test the carrying value of goodwill and other intangible assets for impairment at least annually. Should we identify that the value of goodwill is impaired, we would be required to write down the value of such assets to their fair value. Of Lindsey Morden’s goodwill of $180.4 million at December 31, 2003, $137.7 million was related to its United Kingdom operations. The recoverability of this goodwill is sensitive to the ability of the United Kingdom operations to meet their profit and cash flow forecasts for 2004 and future years. Failure to meet those forecasts could result in a writedown of its goodwill.

USE OF PROCEEDS

      Unless we otherwise indicate in the applicable prospectus supplement, we currently intend to use the net proceeds from the sale of our securities for general corporate purposes. We may set forth additional information on the use of net proceeds from the sale of securities we offer under this prospectus in a prospectus supplement relating to the specific offering. We may, from time to time, issue debt instruments, incur additional indebtedness and issue equity securities or warrants other than through the issue of securities pursuant to this prospectus.

INSURANCE REGULATORY MATTERS

      We are subject to regulation under the insurance statutes, including insurance holding company statutes, of the various jurisdictions in which our operating subsidiaries are domiciled, including by the federal, state and provincial regulators of the United States, Canada and the United Kingdom. In addition, we are subject to regulation by the insurance regulators of other jurisdictions in which we, or our operating subsidiaries, do business.

United States

General

      Our United States operating subsidiaries are subject to detailed regulation throughout the United States. Although there is limited federal regulation of the insurance business in the United States, each state has a comprehensive system for regulating insurers operating in that state. The laws of the various states establish supervisory agencies with broad authority to regulate, among other things, licenses to transact business, premium rates for certain coverages, trade practices, market conduct, agent licensing, policy forms, underwriting and claims practices, reserve adequacy, transactions with affiliates, and insurer solvency. Many states also regulate investment activities on the basis of quality, distribution and other quantitative criteria. Further, most states compel participation in and regulate composition of various shared market mechanisms. States have also enacted legislation that regulates insurance holding company systems, including acquisitions, dividends, the terms of affiliate transactions, and other related matters. Our United States operating subsidiaries are domiciled in Arizona, California, Connecticut, Delaware, New Jersey, New York, Rhode Island, Texas and Washington.

      Insurance companies are also affected by a variety of state and federal legislative and regulatory measures and judicial decisions that define and qualify the risks and benefits for which insurance is sought and provided. These include redefinitions of risk exposure in such areas as product liability, environmental damage and workers’ compensation. In addition, individual state insurance departments may prevent premium rates for some classes of insureds from reflecting the level of risk assumed by the insurer for those classes. Such developments may result in adverse effects on the profitability of various lines of insurance. In some cases, these adverse effects on profitability can be minimized, when possible, through the repricing of coverages if permitted by applicable regulations, or the limitation or cessation of the affected business, which may be restricted by state law.

      Most states have insurance laws requiring that property and casualty rate schedules, policy or coverage forms, and other information be filed with each such state’s regulatory authority. In many cases, such rates and/or policy forms must be approved prior to use. A few states have recently considered or enacted limitations on the ability of insurers to share data used to compile rates. Such limitations have had, and are expected to have, no significant impact on us.

      Insurance companies are required to file detailed annual reports with the state insurance regulators in each of the states in which they do business, and their business and accounts are subject to examination by such regulators at any time. In addition, these insurance regulators periodically examine each insurer’s financial condition, adherence to statutory accounting practices, and compliance with insurance department rules and regulations, including market conduct.

Insurance Regulation Concerning Change or Acquisition of Control

      The insurance regulatory codes in our operating subsidiaries’ respective domiciliary states each contain similar provisions (subject to certain variations) to the effect that the acquisition of “control” of a domestic insurer or of any person that directly or indirectly controls a domestic insurer cannot be consummated without the prior approval of the domiciliary insurance regulator. In general, a presumption of “control” arises from the direct or indirect ownership, control, possession with the power to vote or possession of proxies with respect to 10% or more of the voting securities of a domestic insurer or of a person that controls a domestic insurer. A person seeking to acquire control, directly or indirectly, of a domestic insurance company or of any person controlling a domestic insurance company generally must file with the relevant insurance regulatory authority a statement relating to the acquisition of control containing certain information required by statute and published regulations and provide a copy of such statement to the domestic insurer and obtain the prior approval of such regulatory agency for the acquisition. In addition, certain state insurance laws contain provisions that require pre-acquisition notification to state agencies of a change of control of a non-domestic insurance company admitted in that state. While such pre-acquisition notification statutes do not authorize the state agency, to disapprove the change of control, such statutes do authorize certain remedies, including the issuance of a cease and desist order with respect to the non-domestic admitted insurer’s doing business in the state if certain conditions exist, such as undue market concentration.

Regulation of Dividends and Other Payments

      We are a legal entity separate and distinct from our subsidiaries. As a holding company with no other business operations, our primary sources of cash to meet our obligations, including principal and interest payments with respect to indebtedness, are available dividends and other statutorily permitted payments, such as tax allocation payments and management and other fees, from our operating subsidiaries. Our operating subsidiaries are subject to various state statutory and regulatory restrictions, including regulatory restrictions that are imposed as a matter of administrative policy, applicable generally to any insurance company in its state of domicile, which limit the amount of dividends or distributions an insurance company may pay to its shareholders without prior regulatory approval. The restrictions are generally based on certain levels or percentages of surplus, investment income and operating income, as determined in accordance with Statutory Accounting Principles, SAP, which differs from Canadian and U.S. GAAP. Generally, dividends may be paid only out of earned surplus. In every case, surplus subsequent to the payment of any dividends must be reasonable in relation to an insurance company’s outstanding liabilities and must be adequate to meet its financial needs.

      Delaware law provides that before a Delaware domiciled insurer may pay any dividend, it must have given notice within five days following the declaration thereof, and 10 days prior to the payment thereof, to the state insurance commissioner. The commissioner may, by order, limit or disallow the payment of dividends if he or she finds the insurer to be presently or potentially in financial distress. A Delaware domiciled insurer may pay dividends without the prior approval of the commissioner only from its earned surplus. “Earned surplus” is defined under the Delaware Insurance Code as that amount equal to the unassigned funds of an insurer as set forth in its most recent annual statement submitted to the commissioner, including all or a part of the surplus arising from unrealized capital gains or revaluation of assets. Additionally, a Delaware domiciled insurer may not pay any “extraordinary” dividend or distribution until (i) 30 days after the commissioner has received notice of a declaration of the dividend or distribution and has not within that period disapproved the payment or (ii) the commissioner has approved the payment within the 30-day period. Under the Delaware Insurance Code, an “extraordinary” dividend is a dividend the amount of which, together with all other dividends and distributions made by the insurer in the preceding 12 months, exceeds the greater of (i) 10% of its surplus with respect to policyholders, as of the end of the prior calendar year or (ii) its statutory net income, not including realized capital gains, for the prior calendar year.

      New Jersey laws provide that an insurer domiciled in the state must obtain the approval of the state insurance commissioner for payment of any dividend which, together with dividends paid in the previous 12 months, exceeds the greater of (i) 10% of policyholders’ surplus at the preceding December 31 and (ii) statutory net income (excluding realized gains) for the 12-month period ending the preceding December 31. In New Jersey, dividends may not be paid unless prior notice has been given to the New Jersey Department of Banking and Insurance (NJDOBI) within five business days after the dividend is declared and 30 days prior to payment. In addition, except for extraordinary dividends or distributions paid with the approval of the NJDOBI, dividends may be paid by insurers domiciled in New Jersey only from earned surplus, which means “unassigned funds (surplus)” as reported on the insurer’s annual statement as of the preceding December 31, less unrealized capital gains and revaluation of assets. In both of these states, losses in excess of premiums ceded to retroactive reinsurance programs do not contribute to earned surplus until actually recovered from the reinsurer.

      Due to reserve strengthening in recent years and the accounting treatment prescribed for retroactive reinsurance, North River, our principal New Jersey-domiciled insurance subsidiary, has negative earned surplus and therefore no ordinary dividend capacity at December 31, 2003. No assurance can be given that some or all of our operating subsidiaries’ domiciliary states will not adopt statutory provisions more restrictive than those currently in effect.

      If insurance regulators determine that payment of a dividend or any other payments to an affiliate (such as payments under a tax-sharing agreement or payments for employee or other services) would, because of the financial condition of the paying insurance company or otherwise, result in such insurance company being in a hazardous financial condition, the regulators may prohibit such payments that would otherwise be permitted without prior approval.

Statutory Surplus and Capital

      In connection with the licensing of insurance companies, an insurance regulator may limit or prohibit the writing of new business by an insurance company within its jurisdiction when, in the regulator’s judgment, the insurance company is not maintaining adequate statutory surplus or capital. We do not currently anticipate that any regulator would limit the amount of new business that our operating subsidiaries may write given their current levels of statutory surplus and capital.

Risk-Based Capital

      In order to enhance the regulation of insurer solvency, the National Association of Insurance Commissioners (NAIC) adopted risk-based capital (RBC) requirements for property and casualty insurance companies commencing with filings made in 1995 covering the 1994 calendar year. These RBC requirements are designed to monitor capital adequacy and to raise the level of protection that statutory surplus provides for policyholders. The RBC formula measures four major areas of risk facing property and casualty insurers: (i) underwriting risk, which is the risk of errors in pricing and reserve setting; (ii) asset risk, which is the risk of asset default for fixed-income assets and loss in market value for equity assets; (iii) credit risk, which is the risk of losses from unrecoverable reinsurance and the inability of insurers to collect agents’ balances; and (iv) off-balance sheet risk, which is primarily the risk created by excessive growth. The RBC formula provides a mechanism for the calculation of an insurance company’s Authorized Control Level (ACL) RBC amount.

      The NAIC RBC model law stipulates four levels of regulatory action with the degree of regulatory intervention increasing as the ratio of surplus to RBC decreases. The initial level, the “Company Action

Level,” requires the insurance company to submit a plan of corrective action to the relevant insurance commissioner if its surplus falls below 200% of the ACL amount. The next level, the “Regulatory Action Level,” requires the company to submit a plan of corrective action and also allows the regulator to perform an examination of the company’s business and operations and issue a corrective order if the surplus falls below 150% of the ACL amount. The third level, the ACL, permits the regulator to place the company under regulatory control, including rehabilitation or liquidation, if its surplus falls below 100% of that amount. The final action level, the “Mandatory Control Level,” requires the insurance commissioner to place the company under regulatory control if its surplus falls below 70% of the ACL amount.

      Based on the foregoing formula, at December 31, 2003, the capital of each of our United States insurance subsidiaries exceeded the Company Action Level, and, as a result, no regulatory or company action was required.

NAIC IRIS Ratios

      In the 1970s, the NAIC developed a set of financial relationships or “tests” called the Insurance Regulatory Information System (IRIS) that was designed to facilitate early identification of companies that may warrant special attention by insurance regulatory authorities. Insurance companies submit data on an annual basis to the NAIC, which in turn analyzes the data utilizing ratios covering 12 categories of financial data with defined “usual ranges” for each category. An insurance company may fall out of the usual range for one or more ratios because of specific transactions that are in themselves immaterial or eliminated at the consolidated level. Generally, an insurance company may become subject to increased scrutiny if it falls outside the usual ranges on four or more of the ratios. Prior to 2001, there had been instances in which certain IRIS ratios of one or more of our operating subsidiaries have fallen outside of the usual ranges. In all instances where follow-up information was requested, our responses have not resulted in additional requests or further action.

Investment Regulation

      Our operating subsidiaries are subject to state laws and regulations that require diversification of investment portfolios and that limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations may cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture. As of December 31, 2003, we believe our investments complied with such laws and regulations in all material respects.

Credit for Reinsurance and Licensing

      A primary insurer ordinarily will enter into a reinsurance agreement only if it can obtain credit for the reinsurance ceded on its statutory financial statements. In general, credit for reinsurance is allowed in the following circumstances: (1) if the reinsurer is licensed in the state in which the primary insurer is domiciled or, in some instances, in certain states in which the primary insurer is licensed; (2) if the reinsurer is an “accredited” or otherwise approved reinsurer in the state in which the primary insurer is domiciled or, in some instances, in certain states in which the primary insurer is licensed; (3) in some instances, if the reinsurer (a) is domiciled in a state that is deemed to have substantially similar credit for reinsurance standards as the state in which the primary insurer is domiciled and (b) meets certain financial requirements; or (4) if none of the above apply, to the extent that the reinsurance obligations of the reinsurer are collateralized appropriately, typically through the posting of a letter of credit for the benefit of the primary insurer or the deposit of assets into a trust fund established for the benefit of the primary insurer. As a result of the requirements relating to the provision of credit for reinsurance, our United States insurance subsidiaries face the above constraints in their dealings with out-of-state reinsurers and our reinsurance subsidiaries are indirectly subject to certain regulatory requirements imposed by jurisdictions in which ceding companies are licensed.

Guaranty Funds

      All 50 states have separate insurance guaranty fund laws requiring property and casualty insurance companies doing business within their respective jurisdictions to be members of their guaranty associations. These associations are organized to pay covered claims (as defined and limited by the various guaranty association statutes) under insurance policies issued by insolvent insurance companies. Such guaranty association laws, except the one applicable in New York, create post-assessment associations that make assessments against member insurers to obtain funds to pay association covered claims after an insurer becomes insolvent. These associations levy assessments (up to prescribed limits) on all member insurers in a particular state on the basis of the proportionate share of the premiums written by member insurers in the covered lines of business in that state. Maximum assessments permitted by law in any one year generally vary between 1% and 2% of annual premiums written by a member in that state. New York has a pre-assessment guaranty fund, which makes assessments prior to the occurrence of an insolvency. Florida, New Jersey, New York and Pennsylvania have created, by statute, a separate guaranty association for workers’ compensation business. Some states permit member insurers to recover assessments paid through surcharges on policyholders or through full or partial premium tax offsets, while other states permit recovery of assessments through the rate filing process.

      Our policy is to accrue for insolvencies when the loss is probable and the assessment amount can be reasonably estimated. In the case of most insurance insolvencies, our ability to reasonably estimate the insolvent insurer’s liabilities or develop a meaningful range of the insolvent’s liabilities is significantly impaired by inadequate financial data with respect to the estate of the insolvent company as supplied by the guaranty funds. Although the amount of any assessments applicable to guaranty funds cannot be predicted with certainty, we believe that future guaranty association assessments for known insurer insolvencies will not have a material adverse effect on our results of operations or financial condition.

Shared Markets

      As a condition of their licenses to do business, our operating subsidiaries are required to participate in mandatory property and casualty shared market mechanisms or pooling arrangements, which provide various types of insurance coverage to individuals or other entities that are otherwise unable to purchase such coverage in the commercial insurance marketplace. Our United States operating subsidiaries’ participation in such shared markets or pooling mechanisms is generally proportionate to the amount of each of our operating subsidiaries’ direct premiums written for the type of coverage written by the specific pooling mechanism in the applicable state.

      Many states have laws that established second-injury funds to provide compensation to injured employees for aggravation of a prior condition or injury. Insurers writing workers’ compensation in those states having second-injury funds are subject to the laws creating the funds, including the various funding mechanisms that those states have adopted to fund the second-injury funds. Several of the states having larger second-injury funds utilize a premium surcharge that effectively passes the cost of the fund on to policyholders. Other states assess the insurer based on paid losses and allow the insurer to recoup the assessment through future premium rates.

      Commercial automobile insurance and workers’ compensation lines have mandatory pooling arrangements on a state-by-state basis for segments of the market that have difficulty finding coverage from insurers. The shared market mechanisms for providing commercial automobile coverages are generally assigned risk plans, reinsurance facilities and joint underwriting facilities. Additionally, another pooling mechanism, a Commercial Automobile Insurance Procedure (CAIP), uses a limited number of servicing carriers to handle assignments from other insurers. The CAIP servicing carrier is paid a fee for the responsibility of handling the commercial automobile policy and paying claims. For workers’ compensation, the pooling in each state is generally in the form of a reinsurance-type arrangement with servicing carriers providing the policy services and claims handling services. The National Council of Compensation Insurance provides services for calculating member pooling of losses and expenses in 32 states, with the remainder of the states having their own independent servicing plans. Certain of our operating subsidiaries participate in the Florida Hurricane Catastrophe Fund, a state-mandated catastrophe reinsurance fund. Business insurance is also subject to pooled insurance on a small scale for commercial properties insured through the various Fair Access to Insurance Requirements Plans that exist in most states.

      The amount of future losses or assessments from the shared market mechanisms and pooling arrangements described above cannot be predicted with certainty. The underwriting results of these pools traditionally have been unprofitable. Although it is possible that future losses or assessments from such mechanisms and pooling arrangements could have a material adverse effect on our results of operations, we do not expect future losses or assessments to have a material adverse effect on our liquidity or capital resources.

Liquidation of Insurers

      The liquidation of United States insurance companies, including reinsurers, is generally conducted pursuant to state insurance law. In the event of the liquidation of one of our United States operating insurance subsidiaries, liquidation proceedings would be conducted by the insurance regulator of the state in which the subsidiary is domiciled, which would serve as the domestic receiver of its properties, assets and business. Liquidators located in other states (known as ancillary liquidators) in which we conduct business may have jurisdiction over assets or properties located in such states under certain circumstances. In a liquidation, policyholders would have priority over investors. Some states have adopted and others are considering legislative proposals that would authorize the establishment of an interstate compact concerning various aspects of insurer insolvency proceedings, including interstate governance of receiverships and guaranty funds.

Privacy Regulation

      On June 1, 2000, federal regulators issued final regulations implementing the provisions of the Gramm-Leach-Bliley Act, governing the privacy of consumer financial information. The regulations limit disclosure by financial institutions of “nonpublic personal information” about individuals who obtain financial products or services for personal, family, or household purposes. The Act and the regulations generally apply to disclosures to nonaffiliated third parties, subject to specified exceptions, but not to disclosures to affiliates. Privacy Regulation is an evolving area of state and federal regulation, which requires us to continue to monitor developments.

Terrorism Risk Insurance Act of 2002

      On November 26, 2002, the Terrorism Risk Insurance Act of 2002 (TRIA) was signed into law in the United States. TRIA established a program, terminating on December 31, 2005, under which the U.S. federal government will share with the insurance industry the risk of loss from certain acts of international terrorism. The program is applicable to substantially all commercial property and casualty lines of business (with the notable exception of reinsurance), and participation by insurers writing such lines is mandatory. Under TRIA, all applicable terrorism exclusions contained in policies in force on November 26, 2002 were voided. For policies in force on or after November 26, 2002, insurers are required to provide coverage for losses arising from acts of terrorism as defined by TRIA on terms and in amounts which may not differ materially from other policy coverages. To be covered under TRIA, aggregate losses from the act must exceed $5.0 million, the act must be perpetrated within the U.S. on behalf of a foreign person or interest and the U.S. Secretary of the Treasury must certify that the act is covered under the program.

      Under TRIA, the federal government will reimburse insurers for 90% of losses above a defined insurer deductible. The deductible for each participating insurer is based on a percentage of the combined direct earned premiums in the preceding calendar year of the insurer, defined to include its subsidiaries and affiliates. The percentages are 10% for 2004 and 15% for 2005. Federal reimbursement of the insurance industry pursuant to TRIA is limited to $100.0 billion in each of 2004 and 2005. Under certain circumstances, the federal government may require insurers to levy premium surcharges on policyholders to recoup for the federal government its reimbursements paid.

      After November 26, 2002, our United States operating subsidiaries commenced a process of offering and quoting terrorism coverage on certain policies and bonds in force as of the enactment date. Additionally, our operating subsidiaries have developed specific underwriting and pricing guidelines for terrorism coverage for subsequent new and renewal business. For certain classes of business, such as workers’ compensation, terrorism coverage is mandatory. For those classes where coverage is not mandatory, insureds may choose not to accept terrorism coverage.

      While the provisions of TRIA and the purchase of certain terrorism reinsurance coverage mitigate our exposure in the event of a large-scale terrorist attack, our effective deductible is significant. Further, our exposure to losses from terrorist acts is not limited to TRIA events since domestic terrorism is generally not excluded from our policies and, regardless of TRIA, some state insurance regulators do not permit terrorism exclusions for various coverages or causes of loss. Accordingly, we continue to monitor carefully our concentrations of risk.

Possible Legislative and Regulatory Changes

      In recent years, the insurance industry has been subject to increased scrutiny by regulators and legislators. The NAIC and a number of state legislatures have considered or adopted legislative proposals that alter and, in many cases, increase the authority of state agencies to regulate insurance companies and holding company systems. In addition, several committees of Congress have made inquiries and conducted hearings as part of a broad study of the regulation of insurance companies, and legislation has been introduced in several of the past sessions of Congress which, if enacted, could result in the federal government assuming some role in the regulation of the insurance industry. Although the federal government does not regulate the business of insurance directly, federal initiatives often affect the insurance business in a variety of ways.

      Legislation has been introduced in Congress that would require, as an essential element of an asbestos claim, a certification of physical impairment to which asbestos exposure was a substantial contributing factor. To date, Congress has taken no action on that legislation. In addition, a bill entitled the Fairness in Asbestos Injury Resolution Act (the FAIR Act) has been introduced in Congress to address the rising number of asbestos personal injury claims in the U.S. If enacted in its current form, the FAIR Act would establish a trust fund consisting of contributions from insurers and industrial defendants, which would provide the exclusive remedy for asbestos personal injury victims. No direct contributions by reinsurers are contemplated, but, instead, the FAIR Act would create a federal cause of action by which insurer participants could sue their reinsurers for recovery of asbestos fund assessments under fast track procedures and apparently in disregard of arbitration clauses in reinsurance agreements. As currently drafted, the FAIR Act would also create a medical certification requirement as a predicate to making an asbestos claim and would implement a schedule of standardized award values for the various asbestos-related injuries for which relief is proposed under the program. The bill was approved by the Senate Judiciary Committee in June 2003, but no further legislative action has occurred to date. We are currently not able to predict whether this bill will be enacted nor can we predict the provisions that its final form might contain in the event it becomes law. At this preliminary stage, we are unable to predict the impact that such legislation could have on our operations.

      It is not possible to predict the outcome of any of the foregoing legislative, administrative or congressional activities or the potential effects thereof on us.

Canada

General

      Each of our Canadian insurance subsidiaries is federally incorporated under the Insurance Companies Act (ICA) and is licensed under insurance legislation in each of the provinces and territories in which it operates.

      The ICA and provincial legislation require the filing by our Canadian insurance subsidiaries of annual and other reports on their financial condition, impose restrictions on transactions with related parties and set forth requirements governing reserves for actuarial liabilities and the safekeeping of assets and other matters. The ICA is administered, and the activities of our insurance subsidiaries are supervised, by the Office of the Superintendent of Financial Institutions (OSFI). OSFI conducts examinations to ensure compliance with applicable legislation and to confirm the financial condition of the companies.

Investment Powers

      Under the ICA, an insurance company must maintain a prudent portfolio of investments and loans, subject to certain overall limitations on the amount it may invest in certain classes of investments, such as commercial loans, real estate and equities. Additional restrictions (and in some cases, the need for regulatory approvals) limit the nature of an insurance company’s investments.

Capital Requirements

      Property and casualty insurers are required to meet a minimum capital test (MCT) that assesses the insurer’s capital available to capital required. Federally regulated property and casualty insurers, including our Canadian insurance subsidiaries, must maintain available capital equal to at least the minimum capital requirement. OSFI expects insurers to establish a target capital level above the minimum requirement, and to maintain ongoing capital, at no less than the supervisory target of 150% of the MCT amount. However, OSFI may, on a case-by-case basis, establish in consultation with an insurer an alternate supervisory target based upon the company’s risk profile. The ICA requires property and casualty insurance companies to maintain a minimum amount of capital calculated by reference to, and varying with, the risk characteristics of each category of on and off-balance sheet assets held by the company, policy liabilities and reinsurance receivable and recoverable. This MCT calculation typically requires the application of quantitative factors to assets, as well as to certain off-balance sheet items, based on a number of prescribed risk components. The calculation of policy liabilities takes into account the risk associated with variations in claims, provisions, possible inadequacy of provisions for unearned premiums and the occurrence of catastrophes. The calculation of reinsurance receivable and recoverable includes the risk of default for recoverables from reinsurers arising from both credit and actuarial risk. Federally incorporated Canadian life insurers are subject to capital requirements specific to life insurance companies, which are referred to as the Minimum Continuing Capital and Surplus Requirements (MCCSR). OSFI expects life insurers to establish a target capital level, and maintain on going capital, at no less than the supervisory target of 150% of the MCCSR. OSFI may invoke various remedies if these minimums are not maintained, including freezing property or taking control of the company if necessary to protect the interests of policyholders.

Restrictions on Dividends and Capital Transactions

      Our insurance subsidiaries require regulatory approval prior to withdrawal of capital and, in certain circumstances, prior to the payment of dividends. The ICA prohibits the declaration or payment of any dividend on shares of an insurance company if there are reasonable grounds for believing a company is, or the payment of the dividend would cause the company to be, in contravention of applicable capital requirements. The ICA also prohibits the declaration or payment of a dividend in any financial year without OSFI approval if, at the time the dividend is declared, the total of the dividends declared by the company in that year would exceed the company’s aggregate net income up to that time in that year and its retained net income for the preceding two financial years. The ICA also requires an insurance company to notify the Superintendent of Financial Institutions of the declaration of a dividend at least 10 days prior to the date fixed for its payment. Similarly, the ICA prohibits the purchase for cancellation of any shares issued by an insurance company or the redemption of any redeemable shares or other similar capital transactions, if there are reasonable grounds for believing that he company is, or the payment would cause the company to be, in contravention of its applicable capital requirements. These latter transactions would also require the prior approval of the Superintendent of Financial Institutions.

Constraints on Shares

      The ICA contains certain restrictions on the purchase or other acquisition, issue, transfer and voting of any shares of an insurance company. Pursuant to these restrictions, no person is permitted to acquire shares of any of our Canadian insurance subsidiaries, or to acquire control of a company who holds such an interest, if the acquisition would cause the person to have a “significant interest” in any class of shares of the company, unless the prior approval of the Minister of Finance (Canada) is obtained. In addition, we are not permitted to record any transfer or issue of shares of an insurance subsidiary if the transfer or issue would cause the person to have a significant interest in the company and such interest has not been approved. No person who has a significant interest in such a company may exercise any voting rights attached to the shares held by such, person unless the prior approval of the Minister of Finance (Canada) is obtained. If a person contravenes any of these restrictions, the Minister of Finance (Canada) may, by order, direct that person to dispose of all or any portion of those shares. For these purposes, a person has a significant interest in a class of shares of an insurance company where the aggregate of any shares of that class beneficially owned by that person, or an entity controlled by that person and by any person associated or acting jointly or in concert with that person, exceeds 10% of all outstanding shares of that class of shares of the company.

Provincial Insurance Regulation

      Each of our insurance subsidiaries is subject to provincial and territorial regulation and supervision in each of the provinces and territories of Canada in which they carry on business. Provincial insurance regulations deal primarily with the form of insurance contracts and the sale and marketing of insurance products, including licensing and supervision of insurance distributors. In the provinces of Alberta, Ontario, New Brunswick and Newfoundland premium rates for automobile insurance are regulated by public authorities. They require insurers to submit proposed rates to a regulatory body and have them approved before use. The approval process may also involve a hearing. With respect to insurance policies, provincial regulation automatically deems different insurance contracts to include certain terms that cannot be changed without the approval of the relevant regulatory authority.

Property and Casualty Insurance Compensation Corporation (PACICC)

      The Canadian property and casualty insurance industry created PACICC to provide Canadian policyholders with protection, within limits, against the loss of policy benefits in the event of the insolvency of their insurance company. PACICC is funded by its member insurance companies, including our Canadian property and casualty insurance subsidiaries.

Canadian Life and Health Insurance Compensation Corporation (Compcorp)

      Compcorp provides its member companies’ policyholders with specified levels of protections against the loss of benefits due to the financial failure of a member company. Compcorp is a not-for-profit corporation established and funded by its members, including our subsidiary, Federated Life Insurance Company of Canada.

United Kingdom

Acquisition or Change of Control

      The United Kingdom Insurance Companies Act of 1982 requires prior approval by the Financial Services Authority of anyone proposing to become a controller of an insurance company or a reinsurance company that carries on business in the United Kingdom but which is incorporated outside the United Kingdom. In this case, any company or individual who is entitled to exercise or control the exercise of 15% or more of the voting power at any general meeting of the insurance company or reinsurance company or of a body corporate of which it is a subsidiary, is considered a “controller.” The operating subsidiaries of OdysseyRe in its London Market division carry on business in the United Kingdom.

      Under the bylaws made by Lloyd’s pursuant to the Lloyd’s Act of 1982, the prior written approval of the Council of Lloyd’s is required of anyone proposing to become a “controller” of any Lloyd’s Managing Agency. Any company or individual that holds 10% or more of the shares in the managing agency company, or is entitled to exercise or control the exercise of 10% or more of the voting power at any general meeting of the Lloyd’s Managing Agency or, in both cases, of another company of which the Lloyd’s Managing Agency is a subsidiary, is considered a “controller.” Newline, a subsidiary of OdysseyRe, is a Lloyd’s Managing Agency.

Dividends

      U.K. law prohibits any U.K. company from declaring a dividend to its stockholders unless such company has “profits available for distribution.” The determination of whether a company has profits available for distribution is based on a company’s accumulated realized profits less its accumulated realized losses. While there are no additional statutory restrictions imposed by the United Kingdom insurance regulatory laws upon an insurer’s ability to declare dividends, insurance regulators in the United Kingdom strictly control the maintenance of each insurance company’s solvency margin within their jurisdiction and may restrict an insurer from declaring a dividend beyond a level which the regulators determine would adversely affect an insurer’s solvency requirements. It is common practice in the United Kingdom to notify regulators in advance of any significant dividend payment.

DESCRIPTION OF DEBT SECURITIES

      We may issue debt securities from time to time in one or more series. This section summarizes the general terms and provisions of the debt securities that will be common to all series that we offer pursuant to this prospectus. The specific terms relating to any series of our debt securities that we offer will be described in a prospectus supplement. You should read the applicable prospectus supplement for the terms of the series of debt securities offered. Because the terms of specific series of debt securities offered may differ from the general information that we have provided below, you should rely on information in the applicable prospectus supplement that contradicts any information below.

      As required by U.S. federal law for all bonds and notes of companies that are publicly offered, the debt securities will be governed by a document called an “indenture.” An indenture is a contract between a financial institution, acting on your behalf as trustee of the debt securities offered, and us. The debt securities will be issued pursuant to an indenture dated as of December 1, 1993, among us, The Bank of New York, as the successor U.S. trustee, and CIBC Mellon Trust Company, as the successor Canadian trustee. The U.S. trustee and the Canadian trustee are referred to together in this prospectus as the trustees. When we refer to the “indenture” in this prospectus, we are referring to the indenture dated December 1, 1993 under which your debt securities will be issued, as supplemented by any supplemental indenture which may be applicable to your debt securities. The trustees have two main roles. First, subject to some limitations on the extent to which the trustees can act on your behalf, the trustees can enforce your rights against us if we default on our obligations under the indenture. Second, the trustees perform certain administrative duties for us.

      The following section is a summary of the principal terms and provisions of the indenture. This summary is not complete. Because this section is a summary, it does not describe every aspect of the debt securities or the indenture. If we refer to particular provisions in the indenture, such provisions, including the definition of terms, are incorporated by reference in this prospectus as part of this summary. We urge you to read the indenture and any supplements thereto that are applicable to you because the indenture, as supplemented, and not this section, defines your rights as a holder of debt securities.

General

      The debt securities offered hereby will be our unsecured obligations. The debt securities will be either our senior unsecured obligations issued in one or more series and referred to herein as the “senior debt securities”, or our subordinated unsecured obligations issued in one or more series and referred to herein as the “subordinated debt securities.” The senior debt securities will rank equal in right of payment to all of our other unsecured and unsubordinated indebtedness. The subordinated debt securities will be subordinated in right of payment to the prior payment in full of our senior debt securities and our senior indebtedness.

      You should read the applicable prospectus supplement for the terms of the series of debt securities offered. The terms of the debt securities described in such prospectus supplement will be set forth in the indenture and in one or more resolutions of our board of directors, or pursuant to authority granted by one or more resolutions of our board of directors, or established pursuant to one or more supplemental indentures and may include the following, as applicable to the series of debt securities offered thereby:

•	the title of the debt securities;

•	any limit upon the aggregate principal amount of the debt securities that may be authenticated and delivered under the indenture;

•	the date or dates on which the principal of the debt securities is payable;

•	the rate or rates at which the debt securities will bear interest, if any, the date or dates from which interest will accrue and the dates on which interest will be payable;

•	the basis upon which interest will be calculated if other than on the basis of a 360-day year of twelve 30-day months;

•	the place or places, if any, other than or in addition to the City of New York, where the principal of (and premium, if any) and any interest on debt securities will be payable, any debt securities may be surrendered for registration of transfer, debt securities may be surrendered for exchange and the place or places where notices or demands to or upon us in respect of the debt securities may be served;

•	whether we have the option to redeem the debt securities, whether in whole or in part, and the period or periods within which, the price or prices at which, the currency in which, and other terms and conditions upon which debt securities may be redeemed;

•	whether we have the obligation, if any, to redeem, repay or purchase the debt securities pursuant to any sinking fund or analogous provision or at the option of a holder of debt securities, and the period or periods within which, the price or prices at which, the currency in which, and other terms and conditions upon which debt securities will be redeemed, repaid or purchased, in whole or in part, pursuant to such obligation;

•	if other than denominations of $1,000 and any integral multiple thereof, the denominations in which any debt securities will be issuable;

•	if other than us or one of the trustees, the identity of each registrar and/or paying agent;

•	if other than the principal amount, the portion of the principal amount of debt securities that will be payable upon declaration of acceleration;

•	if other than U.S. dollars, the currency in which payment of the principal of, and premium, if any, or interest, if any, on the debt securities will be payable or in which the debt securities will be denominated;

•	whether the amount of payments of principal of, and premium, if any, or interest on the debt securities may be determined with reference to a formula or other method, and the manner in which such amounts will be determined;

•	whether the principal of, and premium, if any, and interest, if any, on the debt securities are to be payable, at our election or at the election of a holder, in a currency other than that in which such debt securities are denominated or stated to be payable, the period or periods within which, and the terms and conditions upon which, such election may be made, and the time and manner of determining the exchange rate between the currency in which such debt securities are denominated or stated to be payable and the currency in which such debt securities are to be so payable;

•	the designation of the initial exchange rate agent, if any;

•	any provisions limiting the applicability of, in modification of, in addition to or in lieu of the defeasance provisions of the indenture that will be applicable to the debt securities;

•	provisions, if any, granting special rights to the holders of debt securities upon the occurrence of such events as may be specified;

•	any deletions from, modifications of or additions to the events of default or covenants with respect to debt securities, whether or not such events of default or covenants are consistent with the events of default or covenants in the indenture;

•	whether any debt securities are to be issuable in global form and, if so, whether beneficial owners of interests in any such global security may exchange such interests for debt securities of such series and of like tenor of any authorized form and denomination and the circumstances under which any such exchanges may occur;

•	the person to whom any interest on any security will be payable, if other than the Person in whose name that security is registered at the close of business on the record date for such interest;

•	if debt securities are to be issuable in definitive form, whether upon original issue or upon exchange of a temporary security of such series, only upon receipt of certain certificates or other documents or satisfaction of other conditions, the form and/or terms of such certificates, documents or conditions;

•	any other terms, conditions, rights and preferences, or limitations on such rights and preferences, such as the subordination of the debt securities to our senior debt; and

•	any other terms specific to the debt securities offered, including whether the debt securities will be senior debt securities or subordinated debt securities.

      Unless we indicate differently in the applicable prospectus supplement, the indenture pursuant to which the debt securities are issued does not contain any provisions that give you protection in the event we issue a large amount of debt, or in the event that we are acquired by another entity.

Form and Denomination of Debt Securities

      Unless we indicate differently in the applicable prospectus supplement, the debt securities will be denominated in U.S. dollars, in minimum denominations of $1,000 and multiples thereof.

      We may issue the debt securities in registered form, in which case we may issue them either in book-entry form only or in “certificated” form. We also will have the option of issuing debt securities in non-registered form, as bearer securities, if we issue the securities outside the United States to non-U.S. persons. In that case, the applicable prospectus supplement will set forth the mechanics for holding the bearer securities, including the procedures for receiving payments, for exchanging the bearer securities for registered securities of the same series and for receiving notices. The applicable prospectus supplement will also describe the requirements with respect to our maintenance of offices or agencies outside the United States and the applicable U.S. federal tax law requirements.

Form, Exchange and Transfer of Registered Securities

      If we cease to issue registered debt securities in global form, we will issue them:

•	only in fully registered certificated form; and

•	unless we indicate otherwise in the applicable prospectus supplement, in denominations of $1,000 and amounts that are multiples of $1,000.

      Holders may exchange their certificated securities for debt securities of smaller denominations or combined into fewer debt securities of larger denominations, as long as the total principal amount is not changed.

      We will maintain an office or agency, specified in the applicable prospectus supplement, in each place of payment for the debt securities where securities of that series may be presented or surrendered for payment, registration of transfer or exchange.

      Holders will not be required to pay a service charge to transfer or exchange their certificated securities, but they may be required to pay any tax or other governmental charge associated with the transfer or exchange. The transfer or exchange will be made only if our transfer agent is satisfied with the holder’s proof of legal ownership.

      If any debt securities of a particular series are redeemable, we may block the transfer or exchange of those debt securities during the period beginning 15 days before the day we mail the notice of redemption and ending on the day of that mailing. We may also refuse to register transfers or exchanges of any debt securities selected for redemption or to register transfers or exchanges of any debt securities surrendered for repayment at the option of the holder, except that we will continue to permit transfers and exchanges of the unredeemed portion of any debt security that will be partially redeemed.

      If a registered debt security is issued in global form, only the depositary will be entitled to transfer and exchange the debt security as described in this subsection because it will be the sole holder of the debt security.

Payment and Paying Agents

      On each due date for interest payments on the debt securities, we will pay interest to each person shown on our records as owner of the debt securities at the close of business on a designated day that is in advance of the due date for interest. We will pay interest to each such person even if such person no longer owns the debt security on the interest due date. The designated day on which we will determine the owner of the debt security, as shown on our records, is also known as the “record date.” The record date will usually be about two weeks in advance of the interest due date.

      Because we will pay interest on the debt securities to the holders of the debt securities based on ownership as of the applicable record date with respect to any given interest period, and not to the holders of the debt securities on the interest due date (that is, the day that the interest is to be paid), it is up to the holders who are buying and selling the debt securities to work out between themselves the appropriate purchase price for the debt securities. It is common for purchase prices of debt securities to be adjusted so as to prorate the interest on the debt securities fairly between the buyer and the seller based on their respective ownership periods within the applicable interest period.

Payments on Global Securities

      We will make payments on a global security directly to the registered holders generally or a depositary or its nominee, and not to any indirect holders who own beneficial interests in the global security. An indirect holder’s right to those payments will be governed by the rules and practices of the depositary and its participants, as described under “— Global Securities” below.

Payments on Certificated Securities

      We will make interest payments on debt securities held in certificated form by mailing a check or by wire transfer to an account maintained by the holder of the certificated securities located in the United States, as shown on our records, as of the close of business on the record date. Alternatively, we may make interest payments by mailing a check for such interest on each due date for interest payments to such holder of the certificated securities. We will make all payments of principal and premium, if any, on the certificated securities by check at our office or agency to be maintained in New York City, New York, and/or at other offices that may be specified in the applicable prospectus supplement or in a notice to holders, against surrender of the certificated security.

Payment When Offices Are Closed

      If payment on a debt security is due on a day that is not a business day, we will make such payment on the next succeeding business day. The indenture provides that such payments will be treated as if they were made on the original due date for payment. A postponement of this kind will not result in a default under any debt security or indenture, and no interest will accrue on the amount of any payment that is postponed in this manner.

      Book-entry and other indirect holders should consult their banks or brokers for information on how they will receive payments on their debt securities.

Events of Default

      You will have special rights if an Event of Default occurs with respect to your debt securities and such Event of Default is not cured, as described later in this subsection.

      Unless otherwise specified in the applicable prospectus supplement, the term “Event of Default” with respect to the debt securities offered means any of the following:

•	We do not pay the principal of, or any premium on, the debt security on its due date.

•	We do not pay interest on the debt security within 30 days of its due date.

•	We do not deposit any sinking fund payment, if applicable, with respect to the debt securities on its due date.

•	We remain in breach of a covenant or warranty (other than any payment covenant or a covenant or warranty included solely for the benefit of a different series of debt securities) in the indenture for 60 days after we receive a written notice of default stating that we are in breach. The notice must be sent by either of the trustees or the holders of at least 25% of the principal amount of the debt securities of the affected series.

•	We default in the payment, at the stated maturity, of any of our indebtedness for borrowed money in excess of $10 million, or such indebtedness is accelerated, if such indebtedness has not been discharged, or such acceleration has not been rescinded or annulled, within 10 days after written notice has been given by either trustee, or the holders of at least 25% of the principal amount of all of the outstanding debt securities.

•	We file for bankruptcy or certain other events of bankruptcy, insolvency or reorganization occur.

•	Any other Event of Default that may be described in the applicable prospectus supplement, and set forth in the applicable supplemental indenture, occurs.

      An Event of Default for a particular series of debt securities does not necessarily constitute an Event of Default for any other series of debt securities issued under the indenture.

Remedies if an Event of Default Occurs

      If an Event of Default has occurred and has not been cured within the applicable time period, the trustees or the holders of 25% in principal amount of the debt securities of the affected series (or, in some cases, the holders of 25% in principal amount of the debt securities of all series) may declare the entire principal amount of all the debt securities of that series to be immediately due and payable. This is called a declaration of acceleration of maturity. A declaration of acceleration of maturity may be rescinded in certain circumstances by the holders of at least a majority in principal amount of the debt securities of the affected series or of all series, as the case may be. A declaration of acceleration of maturity following an event of default caused by a default in payment or acceleration of any of our indebtedness for borrowed money will be automatically annulled if such indebtedness is discharged or the holders of such indebtedness rescind their declaration of acceleration.

      The trustees may withhold notice to the holders of debt securities of any default, except in the payment of principal or interest or the payment of any sinking fund installment, if they consider the withholding of notice to be in the best interests of the holders. Additionally, the trustees are not required to take any action under the indenture at the request of any of the holders of the debt securities unless such holders offer the trustees reasonable protection from expenses and liability (called an “indemnity”). If reasonable indemnity is provided, the holders of a majority in principal amount of the outstanding debt securities of the relevant series may direct the time, method and place of conduct of any lawsuit or other formal legal action seeking any remedy available to the trustees. The trustees may refuse to follow those directions in certain circumstances. No delay or omission in exercising any right or remedy will be treated as a waiver of that right, remedy or Event of Default.

      Before a holder is allowed to bypass the trustees and bring its own lawsuit or other formal legal action or take other steps to enforce its rights or protect its interests relating to its debt securities, the following must occur:

•	The holder must give the trustee written notice that an Event of Default has occurred and remains uncured.

•	The holders of 25% in principal amount of all outstanding debt securities of the relevant series or, in some cases, of all series must make a written request that the trustee take action because of the default that has occurred and must offer reasonable indemnity to the trustee against the cost and other liabilities of taking that action.

•	The trustee must not have taken any action for 60 days after receipt of the above notice, request and offer of indemnity.

•	The holders of a majority in principal amount of the debt securities of the relevant series or, in some cases, of all series must not have given the trustee a direction inconsistent with the above notice or request.

      Notwithstanding the above, a holder is entitled at any time to bring a lawsuit for the payment of money due on your debt securities on or after the due date for payment.

      Holders of a majority in principal amount of the debt securities of the affected series or, in some cases, of all series may waive any past defaults other than:

•	the payment of principal, or any premium or interest, on the affected series of debt securities; or

•	a default in respect of a covenant that cannot be modified or amended without the consent of each holder of the affected series of debt securities.

      Book-entry and other indirect holders should consult their banks or brokers for information on how to give notice or direction to or make a request of the trustee, and how to declare or rescind an acceleration of maturity on their debt securities.

Limitations on Liens on Capital Stock of Restricted Subsidiaries

      The indenture provides that we may not, and may not permit any subsidiary to, create, assume, incur or suffer to exist any lien, other than a purchase money lien, upon any capital stock of any restricted subsidiary, to secure any obligation, other than the debt securities, without in any such case making effective provision whereby all of the outstanding securities shall be directly secured equally and ratably with such obligation. This restriction will not apply, however, to (i) liens on the capital stock of any restricted subsidiary securing obligations outstanding from time to time under any bank credit facility, provided that the principal amount of all such obligations secured by liens on the capital stock of any restricted subsidiary, at the time of each incurrence of any portion of such obligation, does not exceed 15% of the sum of (A) our consolidated shareholders’ equity at the end of our most recently completed fiscal quarter immediately preceding such incurrence for which financial statements are or are required to be available and (B) the aggregate principal amount of all obligations which are outstanding under any bank credit facility immediately after giving effect to such incurrence and which are secured by liens on the capital stock of a restricted subsidiary, and (ii) liens securing obligations from us to any wholly-owned restricted subsidiary or from any wholly-owned restricted subsidiary to us or any other wholly-owned restricted subsidiary. A restricted subsidiary is any subsidiary that is a licensed insurance company, other than any licensed insurance company that our board of directors, in good faith, determines is not, individually or together with any other licensed insurance company as to which a similar determination has been made, material to our business, considered as a whole.

Merger or Consolidation

      Unless otherwise specified in the applicable prospectus supplement, the terms of the indenture will generally permit us to amalgamate or consolidate with or merge into another corporation or convey, transfer or lease substantially all of our assets to another corporation. However, we may not take any of these actions unless, among other things, the following conditions are met:

•	in the event that, as a result of the transaction, we are not the surviving entity or we convey, transfer or lease all or substantially all of our assets, the surviving entity must be a corporation, partnership or trust organized under the laws of a jurisdiction in Canada or the United States and such entity must agree to be legally responsible for the debt securities; and

•	after giving effect to the transaction, no Event of Default shall have occurred or be continuing.

Modification or Waiver

      There are three types of changes we can make to the indenture and the debt securities issued thereunder.

Changes Not Requiring Consent of Holders

      There are certain changes that we may make to your debt securities without your specific approval and without any vote of the holders of the debt securities of the same series. Without your approval, we will be permitted to:

•	evidence the succession of another person to our obligations;

•	add covenants for the benefit of the holders of all or any series of debt securities or to surrender any right or power conferred to us in the indenture;

•	add any additional Events of Default;

•	add to or change any of the provisions of the indenture to the extent necessary to permit or facilitate the issuance of debt securities in bearer form, registrable or not registrable as to principal, and with or without interest coupons, or to provide for uncertificated debt securities, in compliance with applicable laws and regulations;

•	change or eliminate any of the provisions of the indenture; provided that any such change or elimination shall become effective only when there are no debt securities outstanding of any series created prior to the execution of such supplemental indenture which is entitled to the benefit of such provision;

•	secure the debt securities pursuant to the requirements of the covenant described under “Limitation on Liens of Capital Stock of Restricted Subsidiaries”;

•	establish the form or terms of securities of any series as permitted by the indenture;

•	evidence and provide for the acceptance of appointment of a successor trustee with respect to the debt securities of one or more series and to add to or change any of the provisions of the indenture as is necessary to provide for or facilitate the administration of any trusts established under the indenture by more than two trustees;

•	close the indenture with respect to the authentication and delivery of additional series of debt securities, to cure any ambiguity, to correct or supplement any provision herein which may be inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under the indenture; provided that any such action will not adversely affect the interests of the holders of debt securities of any series in any material respect; or

•	supplement any of the provisions of the indenture to such extent as shall be necessary to permit or facilitate the defeasance and discharge of any series of debt securities; provided that any such action will not adversely affect the interests of the holders of debt securities of such series or any other series of debt securities in any material respect.

Changes Requiring Consent of Holders

      First, there will be changes that we will not be permitted to make to the terms or provisions of your debt securities without your specific approval. Subject to the provisions of the indenture, without your specific approval, we will not be permitted to:

•	change the stated maturity of the principal of, or interest on, your debt securities;

•	reduce the principal amount of, or premium, if any, or interest on, your debt securities;

•	reduce the amount of principal payable upon acceleration of maturity of your debt securities;

•	make any change that adversely affects any right of repayment at your option;

•	change the place or currency of payment on your debt securities;

•	impair your right to sue for payment on your debt securities;

•	reduce the percentage of holders of outstanding debt securities of your series or of all series whose consent is needed to waive compliance with certain provisions of the indenture or to waive certain defaults of the indenture; or

•	modify any of the provisions of the indenture dealing with modification, waiver of past defaults or the waiver of certain covenants relating to your debt securities except to increase the percentage of holders of the debt securities required to approve certain matters or to require all holders of debt securities to approve certain matters.

Changes Requiring Majority Approval

      Subject to the provisions of the indenture, any other change to, or waiver of, any provision of the indenture and the debt securities issued pursuant thereto would require the following approval:

•	If the change affects only one series of debt securities, it must be approved by the holders of a majority in principal amount of the outstanding debt securities of that series.

•	If the change affects more than one series of debt securities issued under the indenture, it must be approved by the holders of a majority in principal amount of the outstanding debt securities of all series affected by the change, with all affected series voting together as one class for this purpose.

•	Waiver of our compliance with certain provisions of the indenture must be approved by the holders of a majority in principal amount of the outstanding debt securities of all series issued under the indenture, voting together as one class for this purpose, in accordance with the terms of the indenture.

      In each case, the required approval must be given in writing.

Satisfaction and Discharge

      The indenture will cease to be of further effect with respect to any series of debt securities and the trustees will execute proper instruments acknowledging satisfaction and discharge of the indenture as to a particular series of debt securities, when (A) either (1) all debt securities of such series authenticated and delivered have been delivered to the trustees for cancellation or (2) all debt securities of such series not so delivered to the trustees for cancellation (i) have become due and payable, or (ii) will become due and payable at their maturity within one year, or (iii) if redeemable at our option, are to be called for redemption within one year, and we have deposited or caused to be deposited with one of the trustees an amount, in the currency in which the debt securities of such series are payable, sufficient to pay and discharge the entire indebtedness on such debt securities not previously delivered to the trustees for cancellation, for principal, and premium, if any, and interest to the date of such deposit in the case of debt securities that have become due and payable or to maturity or redemption date, as the case may be and (B) we have paid or caused to be paid all other sums payable by us.

Defeasance

      If specified in the applicable prospectus supplement and subject to the provisions of the indenture, we may elect either:

•	to be released from some of the covenants in the indenture under which your debt securities were issued (referred to as “covenant defeasance”); or

•	to be discharged from all of our obligations with respect to your debt securities, except for obligations to register the transfer or exchange of your debt securities, to replace mutilated, destroyed, lost or stolen debt securities, to maintain paying offices or agencies and to hold moneys for payment in trust (referred to as “full defeasance”).

Covenant Defeasance

      In the event of covenant defeasance, you would lose the protection of some of our covenants in the indenture, but would gain the protection of having money and government securities set aside in trust to repay your debt securities.

      Subject to the provisions of the indenture, to accomplish covenant defeasance with respect to the debt securities offered:

•	We must deposit in trust for the benefit of all holders of the debt securities of the same series as your debt securities a combination of money and government obligations issued in the currency in which the debt securities of the applicable series are payable, that would generate enough cash to make interest, principal and any other payments on such series of debt securities on the various dates when such payments would be due.

•	No Event of Default or event which with notice or lapse of time or both would become an Event of Default, including by reason of the above deposit of money, notes or bonds, with respect to your debt securities shall have occurred and be continuing on the date of such deposit or at any time during the three-month period after such a deposit in respect of certain bankruptcy or insolvency events.

•	We must not be insolvent on the date of the deposit of the funds or at any time during the three-month period after the date of such deposit.

•	No breach or violation of any covenant under the indenture shall occur as a result of such deposit.

•	We must deliver to the trustees of your debt securities a legal opinion of our counsel to the effect that, for U.S. federal income tax purposes and Canadian federal or provincial income tax or other tax purposes, you will not recognize income, gain or loss as a result of such covenant defeasance and that such covenant defeasance will not cause you to be taxed on your debt securities any differently than if such covenant defeasance had not occurred.

•	We must deliver to the trustees of your debt securities an officer’s certificate and a legal opinion of our counsel stating that all conditions precedent to covenant defeasance, as set forth in the indenture, had been complied with.

•	We must comply with certain additional terms of, conditions to or limitations to covenant defeasance, as set forth in the indenture.

      If we were to accomplish covenant defeasance, you could still look to us for repayment of the debt securities if there were a shortfall in the trust deposit or the trustee were prevented from making payment. In fact, if an Event of Default (such as our bankruptcy) occurred after we accomplish covenant defeasance and your debt securities became immediately due and payable, there might be a shortfall in our trust deposit. Depending on the event causing the default, you might not be able to obtain payment of the shortfall.

Full Defeasance

      If we were to accomplish full defeasance, you would have to rely solely on the funds or notes or bonds that we deposit in trust for repayment of your debt securities. You could not look to us for repayment in the unlikely event of any shortfall in our trust deposit. The conditions to accomplish defeasance set out in the indenture include conditions to protect the trust deposit from claims of our lenders and other creditors if we were to become bankrupt or insolvent.

      Subject to the provisions of the applicable indenture, in order to accomplish full defeasance with respect to the debt securities offered:

•	We must deposit in trust for the benefit of all holders of the debt securities of the same series as your debt securities a combination of money and government obligations issued in the currency in which the debt securities of the applicable series are payable, that would generate enough cash to make interest, principal and any other payments on such series of debt securities on the various dates when such payments would be due.

•	No Event of Default or event which with notice or lapse of time or both would become an Event of Default, including by reason of the above deposit of money, notes or bonds, with respect to your debt securities shall have occurred and be continuing on the date of such deposit or at any time during the three-month period after such a deposit in respect of certain bankruptcy or insolvency events.

•	We must not be insolvent on the date of the deposit of the funds or at any time during the three-month period after the date of such deposit.

•	No breach or violation of any covenant under the indenture shall occur as a result of such deposit.

•	We must deliver to the trustees of such debt securities a legal opinion of our counsel stating either that we have received, or there has been published, a ruling by the Internal Revenue Service or that there had been a change in the applicable U.S. federal income tax law, in either case to the effect that, for U.S. federal income tax purposes, you will not recognize income, gain or loss as a result of such full defeasance and that such full defeasance will not cause you to be taxed on your debt securities any differently than if such full defeasance had not occurred and we had just repaid your debt securities ourselves at maturity.

•	We must deliver to the trustees of your debt securities a legal opinion of our counsel to the effect that, for Canadian federal or provincial income tax purposes or other tax purposes, you will not recognize income, gain or loss as a result of such defeasance and that such defeasance will not cause you to be taxed on your debt securities any differently than if such defeasance had not occurred.

•	We must deliver to the trustees of your debt securities an officer’s certificate and a legal opinion of our counsel stating that all conditions precedent to full defeasance, as set forth in the indenture, had been complied with.

•	We must comply with certain additional terms of, conditions to or limitations to full defeasance, as set forth in the indenture.

Consent to Jurisdiction

      The indenture provides that we will irrevocably appoint CT Corporation System, 111 Eighth Avenue, New York, New York 10011, as our authorized agent for service of process in any legal action or proceeding arising out of or relating to our indenture or the debt securities for actions brought under federal or state securities laws or for actions brought by either trustee in any New York Court, and will irrevocably submit to the jurisdiction of the New York Courts for such purposes.

Information Concerning the Trustees

      The Bank of New York and CIBC Mellon Trust Company are the trustees under the indenture. We may maintain deposit accounts and conduct banking and other financing transactions with the trustees in the normal course of business.

Governing Law

      The indenture is, and the debt securities will be, governed by, and construed in accordance with, the law of the State of New York and applicable trust indenture legislation.

Holders of Registered Debt Securities

Book-Entry Holders

      We will issue registered debt securities in book-entry form only, unless we specify otherwise in the applicable prospectus supplement. Debt securities held in book-entry form will be represented by one or more global securities registered in the name of a depositary or its nominee. The depositary or its nominee will hold such global securities on behalf of financial institutions that participate in such depositary’s book-entry system. These participating financial institutions, in turn, hold beneficial interests in the global securities either on their own behalf or on behalf of their customers.

      Under the indenture, only the person in whose name a debt security is registered is recognized as the holder of that debt security. Consequently, for debt securities issued in global form, we will recognize only the depositary or its nominee as the holder of the debt securities, and we will make all payments on the debt securities to the depositary or its nominee. The depositary will then pass along the payments that it receives to its participants, which in turn will pass the payments along to their customers who are the beneficial owners of the debt securities. The depositary and its participants do so under agreements they have made with one another or with their customers or by law; they are not obligated to do so under the terms of the debt securities or the terms of the indenture.

      As a result, investors will not own debt securities directly. Instead, they will own beneficial interests in a global security, through a bank, broker or other financial institution that participates in the depositary’s book-entry system, or that holds an interest through a participant in the depositary’s book-entry system. As long as the debt securities are issued in global form, investors will be indirect holders, and not holders, of the debt securities.

Street Name Holders

      In the event that we issue debt securities in certificated form, or in the event that a global security is terminated, investors may choose to hold their debt securities either in their own names or in “street name.” Debt securities held in street name are registered in the name of a bank, broker or other financial institution chosen by the investor, and the investor would hold a beneficial interest in those debt securities through the account that he or she maintains at such bank, broker or other financial institution.

      For debt securities held in street name, we will recognize only the intermediary banks, brokers and other financial institutions in whose names the debt securities are registered as the holders of those debt securities, and we will make all payments on those debt securities to them. These institutions will pass along the payments that they receive from us to their customers who are the beneficial owners pursuant to agreements that they have entered into with such customers or by law; they are not obligated to do so under the terms of the debt securities or the terms of the indenture. Investors who hold debt securities in street name will be indirect holders, and not holders, of the debt securities.

Legal Holders

      Our obligations, as well as the obligations of the trustee and those of any third parties employed by the trustee or us, run only to the legal holders of the debt securities. We do not have obligations to investors who hold beneficial interests in global securities, in street name or by any other indirect means and who are, therefore, not the legal holders of the debt securities. This will be the case whether an investor chooses to be an indirect holder of a debt security, or has no choice in the matter because we are issuing the debt securities only in global form.

      For example, once we make a payment or give a notice to the legal holder of the debt securities, we have no further responsibility with respect to such payment or notice even if that legal holder is required, under agreements with depositary participants or customers or by law, to pass it along to the indirect holders but does not do so. Similarly, if we want to obtain the approval of the holders for any purpose (for example, to amend the indenture or to relieve us of the consequences of a default or of our obligation to comply with a particular provision of the indenture), we would seek the approval only from the legal holders, and not the indirect holders, of the debt securities. Whether and how the legal holders contact the indirect holders is up to the legal holders.

      Notwithstanding the above, when we refer to “you” or “your” in this prospectus, we are referring to investors who invest in the debt securities being offered by this prospectus, whether they are the legal holders or only indirect holders of the debt securities offered. When we refer to “your debt securities” in this prospectus, we mean the series of debt securities in which you hold a direct or indirect interest.

Special Considerations for Indirect Holders

      If you hold debt securities through a bank, broker or other financial institution, either in book-entry form or in street name, we urge you to check with that institution to find out:

•	how it handles securities payments and notices;

•	whether it imposes fees or charges;

•	how it would handle a request for its consent, as a legal holder of the debt securities, if ever required;

•	if permitted for a particular series of debt securities, whether and how you can instruct it to send you debt securities registered in your own name so you can be a legal holder of such debt securities;

•	how it would exercise rights under the debt securities if there were a default or other event triggering the need for holders to act to protect their interests; and

•	if the debt securities are in book-entry form, how the depositary’s rules and procedures will affect these matters.

Global Securities

      A global security represents one or any other number of individual debt securities. Generally, all debt securities represented by the same global securities will have the same terms. Each debt security issued in book-entry form will be represented by a global security that we deposit with and register in the name of a financial institution or its nominee that we select. The financial institution that we select for this purpose is called the depositary. Unless we specify otherwise in the applicable prospectus supplement, The Depository Trust Company, New York, New York, known as DTC, will be the depositary for all debt securities that we issue in book-entry form.

      A global security may not be transferred to or registered in the name of anyone other than the depositary or its nominee, unless special termination situations arise. We describe those situations below under “— Special Situations When a Global Security Will Be Terminated.” As a result of these arrangements, the depositary, or its nominee, will be the sole legal holder of all debt securities represented by a global security, and investors will be permitted to own only beneficial interests in a global security. Beneficial interests must be held by means of an account with a broker, bank or other financial institution that in turn has an account either with the depositary or with another institution that has an account with the depositary. Thus, an investor whose security is represented by a global security will not be a legal holder of the debt security, but an indirect holder of a beneficial interest in the global security.

Special Considerations for Global Securities

      As an indirect holder, an investor’s rights relating to a global security will be governed by the account rules of the investor’s financial institution and of the depositary, as well as general laws relating to securities transfers. The depositary that holds the global security will be considered the legal holder of the debt securities represented by such global security.

      If debt securities are issued only in the form of a global security, an investor should be aware of the following:

•	An investor cannot cause the debt securities to be registered in his or her name, and cannot obtain non-global certificates for his or her interest in the debt securities, except in the special situations we describe below under “— Special Situations When a Global Security Will Be Terminated.”

•	An investor will be an indirect holder and must look to his or her own bank or broker for payments on the debt securities and protection of his or her legal rights relating to the debt securities, as we describe under “— Holders of Registered Debt Securities” above.

•	An investor may not be able to sell his or her interest in the debt securities to some insurance companies and other institutions that are required by law to own their securities in non-book-entry form.

•	An investor may not be able to pledge his or her interest in the debt securities in circumstances where certificates representing the debt securities must be delivered to the lender or other beneficiary of the pledge in order for the pledge to be effective.

•	The depositary’s policies, which may change from time to time, will govern payments, transfers, exchanges and other matters relating to an investor’s interest in the debt securities. Neither the trustee nor we have any responsibility for any aspect of the depositary’s actions or for the depositary’s records of ownership interests in a global security. Additionally, neither the trustee nor we supervise the depositary in any way.

•	DTC requires that those who purchase and sell interests in a global security that is deposited in its book-entry system use immediately available funds. Your broker or bank may also require you to use immediately available funds when purchasing or selling interests in a global security.

•	Financial institutions that participate in the depositary’s book-entry system, and through which an investor holds its interest in a global security, may also have their own policies affecting payments, notices and other matters relating to the debt security. There may be more than one financial intermediary in the chain of ownership for an investor. We do not monitor and are not responsible for the actions of any of such intermediaries.

Special Situations When a Global Security Will Be Terminated

      In a few special situations described below, a global security will be terminated and interests in the global security will be exchanged for certificates in non-global form, referred to as “certificated” debt securities. After such an exchange, it will be up to the investor as to whether to hold the certificated debt securities directly or in street name. We have described the rights of direct holders and street name holders under “— Holders of Registered Debt Securities” above. Investors must consult their own banks or brokers to find out how to have their interests in a global security exchanged on termination of a global security for certificated debt securities to be held directly in their own names.

      The special situations for termination of a global security are as follows:

•	if the depositary notifies us that it is unwilling, unable or no longer qualified to continue as depositary for that global security, and we do not appoint another institution to act as depositary within 60 days of such notification;

•	if we notify the trustee that we wish to terminate that global security; or

•	if an event of default has occurred with regard to the debt securities represented by that global security and such event of default has not been cured or waived.

      The applicable prospectus supplement may list situations for terminating a global security that would apply only to the particular series of debt securities covered by such prospectus supplement. If a global security were terminated, only the depositary, and not we or the trustee, would be responsible for deciding the names of the institutions in whose names the debt securities represented by the global security would be registered and, therefore, who would be the legal holders of those debt securities.

DESCRIPTION OF SUBORDINATE VOTING SHARES AND PREFERRED SHARES

      The following briefly summarizes the provisions of our articles of incorporation, including a description of our Subordinate Voting Shares and preferred shares. The following description may not be complete and is subject to, and qualified in its entirety by reference to, the terms and provisions of our articles of incorporation.

      Our authorized share capital consists of an unlimited number of Multiple Voting Shares carrying ten votes per share, an unlimited number of Subordinate Voting Shares carrying one vote per share and an unlimited number of preferred shares, issuable in series. At April 19, 2004, there were 1,548,000 Multiple Voting Shares, 13,080,618 Subordinate Voting Shares, 8,000,000 Series A preferred shares and no Series B preferred shares outstanding. The number of shares outstanding includes 799,230 shares effectively held by Fairfax through an ownership interest in Sixty Two Investment Company Limited (Sixty Two).

Multiple Voting Shares and Subordinate Voting Shares

Dividend Rights

      Holders of Multiple Voting Shares and Subordinate Voting Shares participate equally as to dividends and are entitled to dividends, in equal amounts per share and at the same time, that our board of directors may declare out of legally available funds, subject to the preferential dividend rights of the preferred shares.

Voting Rights

      Holders of Multiple Voting Shares and Subordinate Voting Shares are entitled to receive notice of any meeting of our shareholders and may attend and vote at such meetings, except those meetings where only the holders of shares of another class or of a particular series are entitled to vote. The Multiple Voting Shares are entitled to ten votes per share, except as set forth below, and the Subordinate Voting Shares are entitled to one vote per share.

      The ten votes per share attached to the Multiple Voting Shares are automatically and permanently reduced to one vote per share if:

(i) the number of the Multiple Voting Shares held by Sixty Two (and its 75% owned subsidiaries, of which there are currently none) falls below 1,197,480 shares, unless this results from a sale of shares to purchasers who make an equivalent unconditional offer to purchase all outstanding Subordinate Voting Shares; or

(ii) the number of the Multiple Voting Shares held by purchasers referred to in (i) above (and their 75% owned subsidiaries) falls below 1,197,480.

      A change of control of Sixty Two or a purchaser referred to in (i) above will disqualify that shareholder’s holding of shares for the purposes of the calculations contained in (i) and (ii) above. Except in connection with a sale to a purchaser who makes an offer to purchase all outstanding Subordinate Voting Shares as contemplated by (i) above, Sixty Two has agreed with us that it will not sell our shares carrying multiple voting rights (except to its 75% owned subsidiaries).

      The number of votes attached to the Multiple Voting Shares will automatically but temporarily be reduced to one vote per share for any shareholders’ meeting if, during the three months ending ten days prior to the date we send notice of the shareholders’ meeting, the weighted average trading price in the principal trading market of the Subordinate Voting Shares for any period of thirty consecutive trading days is less than Cdn$4.00 per share (subject to adjustment).

Preemptive, Subscription, Redemption and Conversion Rights

      Holders of Subordinate Voting Shares and Multiple Voting Shares have no preemptive, subscription or redemption rights. Holders of Subordinate Voting Shares have no conversion rights. Multiple Voting Shares are convertible at any time into Subordinate Voting Shares on the basis of one Subordinate Voting Share for each Multiple Voting Share being converted.

Liquidation Rights

      Upon our liquidation, dissolution or winding up, whether voluntary or involuntary, the holders of the Subordinate Voting Shares and Multiple Voting Shares, without preference or distinction, are entitled to receive ratably all of our assets remaining after payment of all debts and other liabilities, subject to the prior rights of holders of any outstanding preferred shares and any other prior ranking shares.

Modifications

      Modifications to the provisions attaching to the Multiple Voting Shares as a class, or to the Subordinate Voting Shares as a class, require the separate affirmative vote of two-thirds of the votes cast at meetings of the holders of the shares of each class.

      No subdivision or consolidation of the Multiple Voting Shares or of the Subordinate Voting Shares may take place unless the shares of both classes are subdivided or consolidated at the same time in the same manner and proportion.

      No rights to acquire additional shares or other securities or property of ours will be issued to holders of Multiple Voting Shares or Subordinate Voting Shares unless the same rights are issued at the same time to holders of shares of both classes.

Preferred Shares

      As you read this section, please remember that the specific terms of your series of preferred shares as described in your prospectus supplement will supplement and, if applicable, may modify or replace the general terms described in this section. If there are differences between your prospectus supplement and this prospectus, your prospectus supplement will control. Thus, the statements we make in this section may not apply to your series of preferred shares.

      Reference to a series of preferred shares means all of the preferred shares issued as part of the same series and having the attributes set out in articles of amendment. Reference to your prospectus supplement means the prospectus supplement describing the specific terms of the preferred shares you purchase. The terms in your prospectus supplement will have the meanings described in this prospectus, unless otherwise specified.

Our Authorized Preferred Shares

      Under our articles of incorporation, our board of directors is authorized, subject to Canadian law, without shareholder approval, from time to time to issue an unlimited number of preferred shares in one or more series. Our board of directors can fix the rights, privileges, restrictions and conditions of the shares of each series. Preferred shares are entitled to priority over our Subordinate Voting Shares and Multiple Voting Shares as to dividends and distributions of assets upon our liquidation, dissolution or winding-up. Preferred shares may be convertible into shares of any other series or class of shares if our board of directors so determines. Our board of directors will fix the terms of the series of preferred shares it designates by resolution and will file articles of amendment as required under Canadian law before we issue any shares of the series of preferred shares.

      The prospectus supplement relating to the particular series of preferred shares will contain a description of the specific terms of that series as fixed by our board of directors, including, as applicable;

•	the offering price at which we will issue the preferred shares;

•	the title and designation of number of shares of the series of preferred shares;

•	the dividend rate or method of calculation, the payment dates for dividends and the place or places where the dividends will be paid, whether dividends will be cumulative or noncumulative, and, if cumulative, the dates from which dividends will begin to accumulate;

•	any conversion or exchange rights;

•	whether the preferred shares will be subject to redemption and the redemption price and other terms and conditions relative to the redemption rights;

•	any liquidation rights;

•	any sinking fund provisions;

•	any voting rights; and

•	any other rights, preferences, privileges, limitations and restrictions that are not inconsistent with the terms of our articles of incorporation.

      The preferred shares of each series shall rank on a parity with the preferred shares of every other series with respect to dividends and return of capital in the event of the liquidation, dissolution or winding-up, and will be entitled to a preference over our Subordinate Voting Shares and Multiple Voting Shares and over any other shares ranking junior to the preferred shares with respect to priority in payment of dividends and in the distribution of assets in the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, or any other distribution of our assets among shareholders for the purpose of winding-up our affairs. If any cumulative dividends, whether or not declared, or declared non-cumulative dividends or amounts payable on a return of capital in the event of the liquidation, dissolution or winding-up are not paid in full in respect of any series of the preferred shares, the preferred shares of all series will participate ratably in respect of such dividends in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of such return of capital in accordance with the sums that would be payable on such return of capital if all sums so payable were paid in full; provided, however, that if there are insufficient assets to satisfy in full all such claims, the claims of the holders of the preferred shares with respect to return of capital will be paid and satisfied first and any assets remaining thereafter will be applied towards the payment and satisfaction of claims in respect of dividends. The preferred shares of any series may also be given such other preferences not inconsistent with the rights, privileges, restrictions and conditions attached to the preferred shares as a class over our Subordinate Voting Shares and Multiple Voting Shares and over any other shares ranking junior to the preferred shares as may be determined in the case of such series of preferred shares.

Voting Rights

      The prior approval of not less than two-thirds of the votes cast at a meeting of holders of Subordinate Voting Shares is required before we may create any class or series of shares that have voting rights (except as required by law or allowed if dividends are in arrears).

Amendment with Approval of Holders of the Preferred Shares

      The rights, privileges, restrictions and conditions attached to the preferred shares as a class may be added to, changed or removed but only with the approval of the holders of the preferred shares. The approval of the holders of the preferred shares to add to, change or remove any right, privilege, restriction or condition attaching to the preferred shares as a class or in respect of any other matter requiring the consent of the holders of the preferred shares may be given in such manner as may then be required by Canadian law, subject to a minimum requirement that such approval be given by resolution signed by all the holders of the preferred shares or passed by the affirmative vote of at least  2/3 of the votes cast at a meeting of the holders of the preferred shares duly called for that purpose.

      The formalities to be observed with respect to the giving of notice of any such meeting or any adjourned meeting, the quorum required therefore and the conduct thereof will be those from time to time prescribed by our by-laws with respect to meetings of shareholders, or if not so prescribed, as required by Canadian law as in force at the time of the meeting. On every poll taken at every meeting of the holders of the preferred shares as a class, or at any joint meeting of the holders of two or more series of preferred shares, each holder of preferred shares entitled to vote at such meeting will have one vote in respect of each preference share held.

Redemption

      If so specified in the applicable prospectus supplement, a series of preferred shares may be redeemable at any time, in whole or in part, at our option or the holder’s, or may be subject to mandatory redemption.

      Any restriction on the repurchase or redemption by us of our preferred shares while we are in arrears in the payment of dividends will be described in the applicable prospectus supplement.

      Any partial redemptions of preferred shares will be made in a way that our board of directors decides is equitable.

      Unless we default in the payment of the redemption price, dividends will cease to accrue after the redemption date on shares of preferred shares called for redemption and all rights of holders of these shares will terminate except for the right to receive the redemption price.

Dividends

      Holders of each series of preferred shares will be entitled to receive dividends when, as and if declared by our board of directors from funds legally available for payment of dividends. The rates and dates of payment of dividends will be set forth in the applicable prospectus supplement relating to each series of preferred shares. Dividends will be payable to holders of record of preferred shares as they appear on our books on the record dates fixed by the board of directors. Dividends on any series of preferred shares may be cumulative or noncumulative, as set forth in the applicable prospectus supplement.

Conversion or Exchange Rights

      The prospectus supplement relating to any series of preferred shares that is convertible or exchangeable will state the terms on which shares of that series are convertible into or exchangeable for Subordinate Voting Shares, another series of our preferred shares or any other securities offered pursuant to this prospectus.

Transfer Agent and Registrar

      The transfer agent, registrar and dividend disbursement agent for the preferred shares will be stated in the applicable prospectus supplement. The registrar for shares of preferred shares will send notice to shareholders of any meetings at which holders of the preferred shares have the right to vote on any matter.

Series A Preferred Shares

      The Series A preferred shares are non-voting and are redeemable at our option on and after December 1, 2004. Dividends are payable at an annual rate of 6.5% per annum until November 30, 2004 and thereafter at rates no less than 5% per annum and based upon, among other things, the prime rate. The Series A preferred shares are not retractable at the option of the holder. The total number of authorized Series A preferred shares is 8,000,000, all of which are currently issued and outstanding. Series A preferred shares are convertible into Series B preferred shares on a one-for-one basis on December 1, 2004 and on December 1 in every fifth year thereafter, subject to certain conditions.

Series B Preferred Shares

      The Series B preferred shares are non-voting and are redeemable at our option on December 1, 2009 and on December 1 in every fifth year thereafter. Dividends are payable at an annual rate based upon, among other things, the yield of five year Government of Canada bonds. The Series B preferred shares are not retractable at the option of the holder. The total number of authorized Series B preferred shares is 8,000,000, none of which are currently issued and outstanding. Series B preferred shares are convertible into Series A preferred shares on a one-for-one basis on December 1, 2009 and on December 1 in every fifth year thereafter, subject to certain conditions.

DESCRIPTION OF WARRANTS

      The following description of the terms of the warrants sets forth certain general terms and provisions of the warrants to which any prospectus supplement may relate. We will not offer warrants for sale separately to any member of the public in Canada unless the offering is in connection with and forms part of the consideration for an acquisition or merger transaction or unless the prospectus supplement containing the specific terms of the warrants to be offered separately is first approved for filing by the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada where the warrants will be offered for sale.

      We may issue warrants for the purchase of debt securities, preferred shares or Subordinate Voting Shares. Warrants may be issued independently or together with debt securities, preferred shares or Subordinate Voting Shares offered by any prospectus supplement and may be attached to, or separate from, any such offered securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a bank or trust company, as warrant agent. The warrant agent will act solely as our agent in connection with the warrants and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants. The following summary of certain provisions of the warrants does not purport to be complete and is subject to, and qualified in its entirety by, reference to the applicable warrant agreement. The specific terms of the warrants, and the extent to which the general terms described in this section apply to those warrants, will be set forth in the applicable prospectus supplement.

Debt Warrants

      The prospectus supplement relating to a particular issue of debt warrants will describe the terms of such debt warrants, including the following:

•	the title of such debt warrants;

•	the offering price for such debt warrants, if any;

•	the aggregate number of such debt warrants;

•	the designation and terms of the debt securities purchasable upon exercise of such debt warrants;

•	if applicable, the designation and terms of the debt securities with which such debt warrants are issued and the number of such debt warrants issued with each such debt security;

•	if applicable, the date from and after which such debt warrants and any debt securities issued therewith will be separately transferable;

•	the principal amount of debt securities purchasable upon exercise of a debt warrant and the price at which such principal amount of debt securities may be purchased upon exercise (which price may be payable in cash, securities, or other property);

•	the date on which the right to exercise such debt warrants shall commence and the date on which such right shall expire;

•	if applicable, the minimum or maximum amount of such debt warrants that may be exercised at any one time;

•	whether the debt warrants represented by the debt warrant certificates or debt securities that may be issued upon exercise of the debt warrants will be issued in registered or bearer form;

•	information with respect to book-entry procedures, if any;

•	the currency or currency units in which the offering price, if any, and the exercise price are payable;

•	if applicable, a discussion of principal United States and Canadian federal income tax considerations;

•	the antidilution or adjustment provisions of such debt warrants, if any;

•	the redemption or call provisions, if any, applicable to such debt warrants; and

•	any additional terms of such debt warrants, including terms, procedures, and limitations relating to the exchange and exercise of such debt warrants.

Share Warrants

      The prospectus supplement relating to any particular issue of preference share warrants or Subordinate Voting Share warrants will describe the terms of such warrants, including the following:

•	the title of such warrants;

•	the offering price for such warrants, if any;

•	the aggregate number of such warrants;

•	the designation and terms of the Subordinate Voting Share or series of preferred shares purchasable upon exercise of such warrants;

•	if applicable, the designation and terms of the offered securities with which such warrants are issued and the number of such warrants issued with each such offered security;

•	if applicable, the date from and after which such warrants and any offered securities issued therewith will be separately transferable;

•	the number of Subordinate Voting Share or preferred shares purchasable upon exercise of a warrant and the price at which such shares may be purchased upon exercise;

•	the date on which the right to exercise such warrants shall commence and the date on which such right shall expire;

•	if applicable, the minimum or maximum amount of such warrants that may be exercised at any one time;

•	the currency or currency units in which the offering price, if any, and the exercise price are payable;

•	if applicable, a discussion of principal United States and Canadian federal income tax considerations;

•	the antidilution provisions of such warrants, if any;

•	the redemption or call provisions, if any, applicable to such warrants; and

•	any additional terms of such warrants, including terms, procedures and limitations relating to the exchange and exercise of such warrants.

Exercise of Warrants

      A warrant will entitle the holder to purchase for cash an amount of securities at an exercise price that will be stated in, or that will be determinable as described in, the applicable prospectus supplement.

      Warrants may be exercised at any time up to the close of business on the expiration date set forth in the applicable prospectus supplement. After the close of business on the expiration date, unexercised warrants will become void.

      Warrants may be exercised as set forth in the applicable prospectus supplement. Upon receipt of payment and the warrant certificate properly completed and duly executed at the corporate trust office of the warrant agent or any other office indicated in the prospectus supplement, we will, as soon as practicable, forward the securities purchasable upon such exercise. If less than all of the warrants represented by such warrant certificate are exercised, a new warrant certificate will be issued for the remaining warrants.

DESCRIPTION OF SHARE PURCHASE CONTRACTS

      We may issue share purchase contracts, representing contracts obligating holders to purchase from or sell to us, and obligating us to purchase from or sell to the holders, a specified number of our Subordinate Voting Shares or preferred shares, as applicable, at a future date or dates. We will not offer share purchase contracts for sale to any member of the public in Canada unless the prospectus supplement containing the specific terms of the share purchase contracts to be offered is first approved for filing by the securities commissions or similar regulatory authorities in each of the provinces of Canada where the share purchase contracts will be offered for sale.

      The price per Subordinate Voting Share or preference share, as applicable, may be fixed at the time the share purchase contracts are issued or may be determined by reference to a specific formula contained in the share purchase contracts. We may issue share purchase contracts in accordance with applicable laws and in such amounts and in as many distinct series as we wish.

      The applicable prospectus supplement may contain, where applicable, the following information about the share purchase contracts issued under it:

•	whether the share purchase contracts obligate the holder to purchase or sell, or both purchase and sell, our Subordinate Voting Shares or preferred shares, as applicable, and the nature and amount of each of those securities, or the method of determining those amounts;

•	whether the share purchase contracts are to be prepaid or not;

•	whether the share purchase contracts are to be settled by delivery, or by reference or linkage to the value or performance of our Subordinate Voting Shares or preferred shares;

•	any acceleration, cancellation, termination or other provisions relating to the settlement of the share purchase contracts; and

•	whether the share purchase contracts will be issued in fully registered or global form.

      The applicable prospectus supplement will describe the terms of any share purchase contracts. The preceding description and any description of share purchase contracts in the applicable prospectus supplement does not purport to be complete and is subject to and is qualified in its entirety by reference to the share purchase contract agreement and, if applicable, collateral arrangements and depository arrangements relating to such share purchase contracts.

DESCRIPTION OF UNITS

      We may issue units comprised of one or more of the other securities described in this prospectus in any combination. Each unit will be issued so that the holder of the unit is also the holder of each security included in the unit. Thus, the holder of a unit will have the rights and obligations of a holder of each included security. The unit agreement under which a unit is issued may provide that the securities included in the unit may not be held or transferred separately, at any time or at any time before a specified date.

      The applicable prospectus supplement may describe:

•	the designation and terms of the units and of the securities comprising the units, including whether and under what circumstances those securities may be held or transferred separately;

•	any provisions for the issuance, payment, settlement, transfer or exchange of the units or of the securities comprising the units; and

•	whether the units will be issued in fully registered or global form.

      The applicable prospectus supplement will describe the terms of any units. The preceding description and any description of units in the applicable prospectus supplement does not purport to be complete and is subject to and is qualified in its entirety by reference to the unit agreement and, if applicable, collateral arrangements and depositary arrangements relating to such units.

PLAN OF DISTRIBUTION

      We may issue the securities offered by this prospectus for cash or other consideration:

•	to or through underwriters, dealers, placement agents or other intermediaries, or

•	directly to one or more purchasers.

      The prospectus supplement with respect to the securities being offered will set forth the terms of the offering of the securities, including:

•	the name or names of any underwriters, dealers or other placement agents,

•	the purchase price of, and form of consideration for, the securities and the proceeds, if any, to us from such sale or exchange,

•	any delayed delivery arrangements,

•	any underwriting discounts and other items constituting underwriters’ compensation,

•	any offering price, and

•	any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which the securities may be listed.

      Only underwriters named in the prospectus supplement are deemed to be underwriters in connection with the securities offered by that prospectus supplement.

      Under agreements which may be entered into by us, underwriters, dealers and agents who participate in the distribution of securities may be entitled to indemnification by us against certain liabilities, including liabilities under the U.S. Securities Act of 1933 and Canadian provincial securities legislation, or to contributions with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. The underwriters, dealers and agents with whom we enter into agreements may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

      In connection with any offering of securities, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

      Without limiting the generality of the foregoing, we also may issue some or all of the securities offered by this prospectus in exchange for property, including securities or assets of ours or of other companies which we may acquire in the future.

EARNINGS COVERAGE RATIOS

      The following consolidated financial ratios are calculated for the twelve-month period ended December 31, 2003. The following table does not give effect to the offers which we made on March 29, 2004 to holders of up to $275.0 million aggregate principal amount of our 7.375% senior notes due 2006, up to $170.0 million of our 6.875% notes due 2008 and up to $98.0 million of TIG Holdings, Inc.’s 8.125% notes due 2005 to exchange their notes for cash and new senior notes and the related accounting impact of such offers. The following table also does not reflect the interest cost of our debt and the debt of our subsidiaries issued during 2003 as if it was issued at the beginning of 2003.

Twelve Months Ended
December 31, 2003

Earnings coverage(1)	4.6x

(1)	Earnings coverage is equal to net income (excluding unusual items) before interest expense and income taxes divided by interest expense.

      Our interest expense amounted to approximately $146.3 million for the twelve-month period ended December 31, 2003. Our earnings before interest expense and income taxes for the twelve-month period ended December 31, 2003 were approximately $673.8 million which is 4.6 times our interest expense for that period.

CERTAIN INCOME TAX CONSIDERATIONS

      The applicable prospectus supplement may describe the principal Canadian federal income tax considerations generally applicable to investors described therein of purchasing, holding and disposing of securities, including, in the case of an investor who is not a resident of Canada, Canadian non-resident withholding tax considerations.

      The applicable prospectus supplement may also describe certain U.S. federal income tax considerations generally applicable of the purchase, holding and disposition of the securities by an investor who is a United States person, including, to the extent applicable, certain relevant U.S. federal income tax rules pertaining to capital gains and ordinary income treatment, original issue discount, whether or not we will be considered a passive foreign investment company (and if so, the tax consequences to a United States shareholder), backup withholding and the foreign tax credit, and any consequences relating to securities payable in a currency other than U.S. dollars, issued at an original discount for U.S. federal income tax purposes or containing early redemption provisions or other special terms.

DOCUMENTS INCORPORATED BY REFERENCE

      The following documents filed by us with the securities commission or similar authority in each of the provinces of Canada and filed with or furnished to the U.S. Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, are specifically incorporated by reference in this prospectus:

1. our renewal annual information form for the year ended December 31, 2002, dated May 15, 2003;

2. our audited consolidated financial statements and the notes thereto, including balance sheets as at December 31, 2003 and 2002 and earnings, retained earnings and cash flow statements for each of the years in the three year period ended December 31, 2003, together with the report of the auditors thereon;

3. management’s discussion and analysis for the annual consolidated financial statements as at and for the periods referred to in paragraph 2;

4. our material change reports dated April 17, 2003 and May 22, 2003, both relating to the initial public offering by Northbridge, and our material change report dated July 9, 2003 relating to the issuance and sale of our convertible debentures due 2023; and

5. our management information circular dated March 1, 2004 in connection with the annual meeting of shareholders held on April 14, 2004, other than the sections entitled “Executive Compensation”, “Performance Graph” and “Statement of Corporate Governance Practices”.

      Any documents of the types referred to in paragraphs 1 through 5 above (excluding confidential material change reports) and any interim financial statements and interim management’s discussion and analysis filed by us with the securities regulatory authorities in Canada or filed with or furnished to the SEC after the date of this prospectus and prior to the termination of any offering of securities hereunder shall be deemed to be incorporated by reference into this prospectus.

      Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

      Upon a new annual information form and new annual financial statements being filed with and, accepted by the applicable securities regulatory authorities during the currency of this prospectus, the previous annual information form, the previous annual financial statements and all interim financial statements, material change reports and information circulars filed prior to the commencement of the then current fiscal year will be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of securities hereunder.

      A prospectus supplement containing the specific terms of an offering of our securities will be delivered to purchasers of such securities together with this prospectus and will be deemed to be incorporated into this prospectus as of the date of such prospectus supplement but only for purposes of the offering of securities covered by that prospectus supplement.

      When we update our disclosure of interest coverage ratios by a prospectus supplement, the prospectus supplement filed with applicable securities regulatory authorities that contains the most recent updated disclosure of interest coverage ratios and any prospectus supplement supplying any additional or updated information we may elect to include (provided that such information does not describe a material change that has not already been the subject of a material change report or a prospectus amendment) will be delivered to purchasers of securities together with this prospectus and will be deemed to be incorporated into this prospectus as of the date of the prospectus supplement.

      Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from Bradley P. Martin, Vice President and Corporate Secretary, at Suite 800, 95 Wellington Street West, Toronto, Ontario M5J 2N7. For the purpose of the Province of Quebec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from our Vice President and Corporate Secretary at the above-mentioned address. Copies of documents that we have filed with the securities regulatory authorities in Canada may be obtained over the Internet at the Canadian Securities Administrators’ website at www.sedar.com.

      We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith file or furnish reports and other information with or to the SEC. Our recent SEC filings may be obtained over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file or furnish with or to the SEC at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information on the operations of the public reference facilities and copying charges.

LEGAL MATTERS

      Certain legal matters relating to the securities offered by this short form base shelf prospectus will be passed upon on our behalf by Torys LLP, our Canadian counsel, and Shearman & Sterling LLP, our U.S. counsel. As of the date hereof, the lawyers of Torys LLP, directly or indirectly, in aggregate, own less than one percent of our outstanding subordinate voting shares.

EXPERTS

      The consolidated financial statements as of December 31, 2003 and 2002 and for each of the years in the three year period ended December 31, 2003 incorporated by reference into this prospectus have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent auditors, given on the authority of said firm as experts in accounting and auditing.

AUDITORS, TRANSFER AGENT AND REGISTRAR

      Our auditors are PricewaterhouseCoopers LLP, Chartered Accountants, Royal Trust Tower, Suite 3000, P.O. Box 82, 77 King Street West, Toronto, Ontario, Canada M5K 1G8.

      Our transfer agent and registrar for the Subordinate Voting Shares in Canada is CIBC Mellon Trust Company at its principal office in Toronto, 320 Bay Street, P.O. Box 1, Toronto, Ontario, M5H 4A6, and in the United States is Mellon Investor Services LLC, 120 Broadway, 13th Floor, New York, New York, 10271.

LIST OF DOCUMENTS FILED WITH THE SEC

      The following documents have been filed with the SEC as part of the Registration Statement of which this prospectus forms a part: the documents referred to above under the heading “Documents Incorporated by Reference”; consents of the independent auditors and Torys LLP; powers of attorney; the indenture; and the Statement of Eligibility of the Trustee on Form T-1.

$95,000,000

Fairfax Financial Holdings Limited

7 3/4% Senior Notes Due 2012

Prospectus Supplement
August 24, 2004

Banc of America Securities LLC